Form 10KSB, Exhibit 13
period 1998-12-31
SECURITY FINANCIAL CORP /OH/
filed 1999-03-30
CIK 825392

                          Directors and Officers
                Security Financial Corp. and Subsidiary


              Board of Directors of Security Financial Corp.
                       And The Security Dollar Bank


     Gary A. Clayman                              Robert I. Griffith, Jr.
     Glenn E. Griffiths                           Rober J. McClurkin
                            Douglas J. Neuman

                    Christopher J. Shaker - Chairman
                   Peter P. Rossi, Jr. - Vice Chairman


                   Officers of Security Financial Corp.

Glenn E. Griffiths          Donald L. Stacy                 Dorothy M. Farmer
President/CEO                 Treasurer                 Senior Vice President


                    Officers of Security Dollar Bank

Glenn E. Griffiths          Donald L. Stacy               Fremont J. Camerino
President/CEO      Senior Vice President & Treasurer                Secretary

Kevin T. Lamar     Phillip M. Suarez     Dorothy M. Farmer     Robert E. True
Vice President   Senior Vice President       Secretary         Vice President
Senior Loan        Head of Lending                                   Business
Officer                                                           Development

Richard G. Ferraro     Richard R. Lytle     Janet Ulery     Randall L. Gilroy
Vice President          Assistant Vice       Manager           Assistant Vice
& Loan Officer            President        Main Office              President
                           Manager                                 Commercial
                         422 Office                                   Lending

Paul D. Rhodes        Bruce Bryant        Denis Preston        James G. Swift
Assistant Vice       Assistant Vice         Compliance         Assistant Vice
President              President             Manager                President
Collection Dept.    Loan Operations                               EDP Manager
                        Officer

Kevin Helmick      Mary Jane Naples      Dawn J. Field      Patricia A. Baker
Financial            Operations            Manager                    Manager
Services              Officer           Youngstown Rd.                 Credit
                                            Office                 Department

Rose Ann Lubert     Armeta E. Cordell     R. Keith Price     Deborah N. Testa
Manager                Assistant          Assistant Vice              Manager
Girard Office          Secretary            President           Mineral Ridge
                                         Human Resources               Office

                      Brief Description of Business
                 Security Financial Corp. and Subsidiary

SECURITY FINANCIAL CORP.

     Security Financial Corp. (the "Corporation") is a one-bank holding company formed under the Bank Holding company Act of 1956, as amended, operating under regulations of the Board of Governors of the Federal Reserve System. Its principal subsidiary is The Security Dollar Bank of Niles, which was acquired March 31, 1988. Presently the Corporation and its subsidiary operate in one industry, domestic banking.
     The Corporation conducts no business activities except for investments in securities permitted under the Bank Holding company Act. The Board of Directors of the Corporation and the Bank are identical. The officers of the Corporation are Glenn E. Griffiths, President/CEO; Donald L. Stacy, Treasurer; and Dorothy M. Farmer, Secretary.
     Bank holding companies are permitted under Regulation Y of the Board of Governors of the Federal Reserve System to engage in other activities considered closely related to banking such as leasing and mortgage banking. The Corporation has no other subsidiaries engaged in such activities at this time.

THE SECURITY DOLLAR BANK

     The Bank is a full services state-chartered bank engaged in commercial and retail banking with the exception of trust services. The Bank's commercial banking services include checking accounts, savings accounts, time deposit accounts, commercial, mortgage, installment and home equity loans, night depository, automatic 24-hour teller machines, safe deposit boxes, money orders, travelers checks, government bond sales, utility bill payments, IRA accounts, MasterCard and Visa Credit Cards and other services normally offered by commercial banks.
     The Bank's main office is located at 1 South Main Street, Niles, Ohio. Business is conducted at a total of five(5) offices located in Trumbull County. As a state banking association and member of the Federal Reserve System, the Bank is subject to supervision and regulation by the Ohio Division of Banks and the Federal Reserve Bank of Cleveland. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) to the extent provided by law.
     As of December 31, 1998, the Corporation and its subsidiary had 100 full and part-time employees, and consider its relations with its employees to be satisfactory.

Selected Financial Information

The following table sets forth certain information concerning the consolidated financial position of the Company at the dates indicated:

                                                              At December 31,
                                      ----------------------------------------------------------------
                                        1998          1997          1996          1995          1994
                                        ----          ----          ----          ----          ----
                                            (Dollars in thousands, except shares and per share data)
Statement of Income:
   Interest income                    $ 12,657      $ 12,848      $ 11,269      $  8,995      $  7,380
   Interest expense                      6,492         6,328         5,457         4,243         2,949
      Net interest income                6,165         6,520         5,812         4,752         4,431
   Provision for loan losses             2,267         1,250           668           198           290
      Net interest income after
         provision for loan losses       3,898         5,270         5,144         4,554         4,141
   Investment securities gains, net         51            25            26            22            21
   Other noninterest income                834           916           801           728           707
   Other noninterest expense             4,730         4,284         4,186         3,832         3,421
   Federal income tax expense (benefit)   (100)          609           543           422           427
                                      ----------------------------------------------------------------

   Net Income                             $153        $1,318        $1,241        $1,049        $1,020
                                      ================================================================

Per share of common stock (1):
   Net income                             $.44         $4.01         $4.35         $3.76         $3.82
   Dividends                              1.24          1.12           .97          0.87          0.66
   Book value                            42.49         42.64         37.46         34.42         30.60

Average common shares outstanding      344,669       320,732       277,408       271,219        259,597

Year-end balances:
   Loans receivable, net              $108,952      $110,751      $113,310       $81,988        $66,370
   Investment securities available
     for sale                           44,360        41,639        26,691        18,737         17,782
   Total assets                        172,074       167,258       152,899       127,064        107,880
   Cash and cash equivalents            10,733         8,906         6,868         6,189          7,298
   Deposits                            148,917       145,352       129,670       109,571         94,188
   Borrowings                            7,649         6,524        11,754         7,246          4,974
   Stockholder's equity                 14,744        14,633        10,779         9,789          8,388

5

KEY OPERATING RATIOS:
Return on average assets (net income
  divided by average total assets)                   0.09        0.81        0.86        0.90        1.00
Return on average equity (net income
  divided by average equity)                         1.04        9.83       12.14       12.51       13.73
Dividend Payout Ratio (dividends
  declared per share divided by net
  income per share)                                281.81       27.98       22.35       23.26       17.30
Equity to assets ratio (average equity
  divided by average total assets)                   8.72        8.26        7.12        7.19        7.28
Allowance for loan losses to
  nonperforming loans                              105.32       64.51       85.75      236.45      167.18

-------------------------------------
(1) All share and per share data has been restated for the effect of common stock dividends and splits.

Stock Market Information

There is no established public trading market for the Company's common stock and the shares of the Company are not listed on any exchange. Sale price information is based on information reported to the Company by individual buyers and sellers of the Company stock. The following table summarizes the high and low prices and dividend information for 1998 and 1997, adjusted for a three percent stock dividend on December 14, 1998. Cash dividends are paid on a semi-annual basis.

                                                                   Cash
                                                                Dividends
Quarter Ended                        High            Low           Paid
-----------------------              -----          -----          ----
1998    March 31                     68.59          65.16          .32
        June 30                      68.76          68.59          .32
        September 30                 71.32          68.76          .32
        December 31                  71.66          71.32          .32

1997    March 31                     54.00          54.00          .28
        June 30                      59.12          54.00          .28
        September 30                 60.31          59.12          .28
        December 31                  65.16          60.31          .31

At December 31, 1998 the Company had approximately 576 stockholders of record.

MANAGEMENT'S DISCUSSION AND ANALYSIS


FINANCIAL CONDITION
-------------------

Total assets amounted to $172,074,000 at December 31, 1998, an increase of $4,816,000 or 2.9% from $167,258,000 at December 31, 1997. A $3,564,000 increase in deposits and a $1,125,000 increase in short-term borrowings funded the increase in assets.

Short-term liquid investments consisting of cash and due from banks, federal funds sold, and interest-bearing deposits in other banks, increased in the aggregate by $2,225,000 or 25.0% primarily the result of a decline in loans coupled with principal repayments of mortgage-backed securities.

Investment securities increased $2,721,000, or 6.5%, to $44,360,000 at December 31, 1998 from $41,639,000 at December 31, 1997. Throughout the year as funds became available from deposits and the maturity of investment securities, the Company expanded its concentration of the investment portfolio in mortgage-backed securities by replacing a significant portion of U.S. Treasury and Government agency securities with higher yielding mortgage-backed securities. Typically, these securities have maturities ranging from 10 to 25 years.

Net loan receivables decreased $1,799,000 or 1.6% from $110,751,000 at December 31, 1997 to $108,952,000 at December 31, 1998. During 1998, there was a strong demand for commercial real estate loans, which generated approximately $8,226,000 in loan growth; however, more than offsetting this increase was a decline in the installment loan portfolio and more specifically in the indirect automobile loan portfolio. As discussed below, the Company has experienced significant loan losses in relation to this portfolio and management has been stringently enforcing existing underwriting guidelines, which has resulted in a reduction in loan originations. Indirect automobile loans have a three to five year average life and the repayment of these loans have outpaced the new loan origination's during the current period.

Net office properties and equipment increased $1,135,000 or 29.6%. This is directly related to new operations center, and related equipment, located in Niles, Ohio which opened in November 1998. This facility houses the mainframe computer, bookkeeping, and accounting operations of the Company.

Deposits increased by $3,564,000, or 2.4%, to $148,917,000 at December 31, 1998 from $145,352,000 at December 31, 1997. This increase represents increases in money market deposit accounts and noninterest-bearing demand deposit accounts of $6,177,000 and $3,131,000, respectively, while being offset by a decline of $5,309,000 in certificates of deposit. During 1998 a new tiered money market product was offered which resulted in a fluctuation in the deposit portfolio mix from certificates of deposit to money market deposits.

Short-term borrowings increased $1,125,000, or 17.2%, from $6,524,000 at December 31, 1997 to $7,649,000 at December 31, 1998. The increase is a result of an increase in repurchase agreements. Management believes such accounts are a stable source of funds as they represent substitutes for core deposits for larger commercial and governmental agency customers.

-------------------

Equity capital increased by $111,000 for the year ended December 31, 1998, as a result of the net income of $153,000, the purchase of shares of common stock through the dividend reinvestment plan of $262,000, and an increase in the net unrealized gain on securities of $127,000. These increases were offset by dividend payments of $431,000. Through December 31, 1998, the Company initiated the payment of dividends of $1.24 per share, while maintaining capital ratios well in excess of regulatory guidelines. The Board of Directors will determine future dividend policies in light of the earnings and financial condition of the Company including applicable governmental regulations and policies.

RESULTS OF OPERATIONS
---------------------

Comparison of results from operations from December 31, 1998 to December 31, 1997.

Net income declined by $1,166,000 to $153,000 or $.44 per share. Net income declined as a result of declines in net interest income of $354,000 and other income of $57,000 and increases in provisions for loan losses of $1,017,000 and other expenses of $446,000, offset by a reduction in income taxes of $709,000.

Net Interest Income
-------------------

Net interest income decreased $354,000, or 5.4%, to $6,165,000 for the year ended December 31, 1998 compared to $6,328,000 for the year ended 1997. Interest income decreased by $191,000 while interest expense increased by $163,000.

The decrease in interest income resulted primarily from a decrease in earnings on loans of $781,000 or 7.3%, offset by an increase in interest income on investments, federal funds sold and interest bearing deposits in other banks amounting to $590,000. The decrease in interest income on loans was due to a decrease in the average principal balances for loans of $7.0 million coupled with a slight decline in the yields on loans. The increase in other interest income resulted from increases in average balances totaling $13.2 million offset by a 52 basis point decline in yield. The lack of loan demand during the year was supplemented by investment in mortgage-backed securities at a lower yield.

Interest expense on deposits increased by $182,000. This increase results from an increased average balance for the period of $4.4 million and an increase in the yield of 73 basis points on money market deposit accounts from the new tiered money market product.

The following table sets forth information regarding changes in our interest income and interest expense for the periods indicated. For each category of our interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate), (ii) changes in rate (changes in rate multiplied by old volume), and (iii) the change in interest due to both volume and rate, which has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

-------------------

                                             Year Ended December 31
                                       ------------------------------------
                                               1998    vs    1997
                                         Increase (Decrease) Due to (1)
                                       ------------------------------------
                                       Volume           Rate          Net
                                       ------------------------------------
Interest earned on:
    Loans                              $ (640)        $ (141)       $ (781)
    Taxable investment securities         547           (222)          325
    Tax-exempt investment securities      350             (5)          228
    Federal funds sold                     42             (5)           37
                                       -------        -------       -------
Total                                  $  299         $ (373)       $ (191)
                                       =======        =======       =======

Interest paid on:
    Demand deposits                         3              -             3
    Money market accounts                  55             42            97
    Savings deposits                      (18)            (4)          (22)
    Time deposits                         172            (69)          103
    Short-term borrowings                 115            (25)           90
    Long-term borrowings                 (107)             -          (107)
                                       -------        -------       -------
Total                                   $ 220          $ (56)        $ 164
                                       =======        =======       =======
GRAND TOTAL                                                         $ (355)
                                                                    =======

(1) The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Provision for Loan Losses
-------------------------

During 1997 and 1998 the Company's earnings have been adversely effected by significant provisions for loan losses. In 1995 the Company initiated an indirect automobile loan program within its immediate market area. This program experienced significant growth in 1996 and continued through May 1997. During this period, management and the Board of Directors initiated and modified certain policies and procedures to protect asset quality in this volatile industry. A former officer of the Bank continually circumvented the policies and procedures initiated and modified to protect asset quality, thereby allowing loans to be granted that were outside the policy guidelines implemented. The significant provisions for loan losses recorded in 1997 and 1998 have primarily been attributed to the indirect automobile loans.

-------------------------

Management has been monitoring and continually implementing additional control procedures to protect asset quality. Management has performed a recent study, which indicates that 93% of all automobile repossession have occurred in loans that were granted on terms and conditions that were outside of the policy limits established, resulting in approximately $1.5 million in losses. These losses were provided for from current earnings of the Company, which reduced the earnings for 1997 and 1998. Based on this study, management believes there is the potential for additional losses on such loans of approximately $1,000,000 and has provided for these potential losses in the third quarter of 1998 by increasing the loan loss reserve accordingly. The recent provision to the loan loss reserve will fund the losses if and when they occur in the future.

The former officer of the Bank was dismissed in 1997 and the Company has filed civil litigation against this individual along with others who were believed to be involved with these transactions. The Company has also initiated a claim with its blanket bond insurance carrier asserting wrongful conduct on part of the Bank Officer in making these loans. The Board of Directors intends to pursue both these actions vigorously to recover losses realized and to recover any future chargeoffs that may occur in association with the loans granted outside the limitations established by the Board of Directors.

The Company has continued to participate in the indirect dealer automobile loan market as it provides a desired product in the market it serves. The Company has originated $6.1 million in indirect automobile loans since August 1997. These loans have a remaining outstanding balance of approximately $4.8 million and as of December 31, 1998, are experiencing an $18,000 delinquency 30 days past due and no chargeoffs.

Management's evaluation of the allowance for loan losses encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The provision for loan losses increased by $1.0 million for the year ended December 31, 1998 compared to the same period ended 1997.

Other Income
------------

Noninterest income, which is comprised principally of service charges on deposit accounts, decreased $57,000 or 6.1%. Service charges on deposit accounts decreased $39,000, a result of fewer transactions requiring service charges. Other income decreased $75,000 or 33.0% primarily due to a $45,000 decline in credit card merchant fees as the Company is no longer participating in the merchant segment and a $35,000 decline in annuity fee income as a result of lower level of activity in this product

Other Expenses
--------------

Noninterest expense overall increased by $446,000, or 10.4%, from $4,284,000 for the year ended December 31, 1997 compared to $4,730,000 for the year ended December 31, 1998. There was an increase in salaries and employee benefits of $304,000 or 13.3%. This increase is the result of normal pay increases coupled with an increase in the number of full time equivalent employees of ten in 1998. The increase in full time equivalent employees is considered normal considering the growth of the Company of the past two years.

--------------

Occupancy expense increased by $269,000, or 63.1%, a combined result of added costs of additional properties and service contracts relating to the computer systems. The Company has acquired and remodeled a property in Niles, Ohio to house the operation center, which opened in November 1998.

Other expense decreased $246,000 for the year ended December 31, 1998 compared to the same period ended 1997. Professional fees increased $103,000 due to outside assistance in complying with increased levels of regulatory compliance of a public reporting company. There was also an increase of Ohio intangible tax of $40,000 due to due to an increase in stockholders' equity resulting from a stock offering in 1997, as well as 1997 net income. These increases were offset by smaller dollar decreases in numerous other expenses.

Provision for Income Taxes
--------------------------

Income tax expense decreased $709,000 to a benefit of $100,000 for the year ended December 31, 1998 compared to a expense of $609,000 for the year ended December 31, 1997 due to the decrease in pre-tax income.

Liquidity
---------

Liquidity is a measure of the Company's ability to efficiently meet normal cash flow requirements of both borrowers and depositors. To maintain proper liquidity, the Company uses asset liability management policies along with its investment policies to assure it can meet its financial obligations to depositors, credit customers and shareholders. Liquidity is needed to meet depositors' withdrawal demands, extend credit to meet borrowers' needs, provide funds for normal operating expenses and cash dividends, and fund other capital expenditures.

Liquidity management is influenced by cash generated by operating activities, investing activities and financing activities. The most important source of funds is the deposits which are primarily core deposits (deposits from customers with other relationships). Short-term debt from the Federal Home Loan Bank supplements the Company's availability of funds.

Year 2000 Compliance
--------------------

During fiscal 1998, the Company adopted a Year 2000 Compliance Plan (the "Plan") and established a Year 2000 Compliance Committee (the "Committee"). The objectives of the Plan and the Committee are to prepare the Company for the millennium. As recommended by the Federal Financial Institutions Examination Council, the Plan encompasses the following phases: Awareness, Assessment, Renovation, Validation, and Implementation. These phases will enable the Company to identify risks, develop an action plan, perform adequate testing, and complete certification that its processing systems will be Year 2000 ready. Execution of the Plan is currently on target. The Company is currently in Phase 4, Validation (which includes testing of incremental changes to hardware and software, testing connections with third-party vendors, and establishing controls to ensure timely completion of all hardware and software prior to final implementation). Prioritization of the most critical applications has been addressed, along with contract and service agreements.

--------------------

The primary operating software for the Company is obtained and maintained by an external provider of software (the "External Provider"). The Company has maintained ongoing contact with this vendor so that modification of the software is a top priority and has been completed. The Company has contacted all other material vendors and suppliers regarding their Year 2000 readiness. Each of these third parties has delivered written assurance to the Company that they expect to be Year 2000 compliant prior to the Year 2000. The Company has contacted material customers and non-information technology suppliers (i.e., utility systems, telephone systems, and security systems) regarding their Year 2000 state of readiness. The Validation phase is targeted for completion by March 31, 1999. The Implementation phase is to certify that systems are Year 2000 ready, along with the assurances that any new systems are compliant on a going forward basis. The implementation phase is targeted for completion by June 30, 1999.

The Company expects to incur internal staffing costs as well as consulting and other expenses related to testing and enhancements to prepare the systems for the Year 2000. The Company does not anticipate that the related costs will be material in any single year. In total, the Company estimates that its cost for compliance will amount to approximately $80,000 over the two-year period from 1998 to 1999. A significant portion of these costs are not likely to be incremental costs to the Company but rather the redeployment of existing resources. As of December 31, 1998, the Company estimates that approximately $30,000 of these costs have been incurred. No assurance can be given that the Year 2000 Compliance Plan will be completed successfully by the Year 2000, in which event the Company could incur significant costs. If the External Provider is unable to resolve the potential problem in time, the Company would likely experience significant data processing delays, mistakes, or failures. These delays, mistakes, or failures could have a significant adverse impact on the financial statements of the Company.

Successful and timely completion of the Year 2000 project is based on management's best estimates derived from various assumptions of future events, which are inherently uncertain including the progress and results of the Company's External Provider, testing plans, and all vendors, suppliers, and customer readiness.

Interest Rate and Market Risk Management
----------------------------------------

The objective of interest rate sensitivity management is to maintain an appropriate balance between the stable growth of income and the risks associated with maximizing income through interest sensitivity imbalances and the market value risk of assets and liabilities.

Because of the nature of its operations, the Company is not subject to foreign currency exchange or commodity price risk and, since the Company has no trading portfolio, it is not subject to trading risk. Currently the Company has equity securities that represent only 2.73% of its investment portfolio and, therefore, equity risk is not significant.

The primary components of interest-sensitive assets include adjustable-rate loans and investments, loan repayments, investment maturities and money market investments. The primary components of interest-sensitive liabilities include maturing certificates of deposit, IRA certificates of deposit (individuals over 59-1/2 have the option of changing their interest rate annually) and short-term borrowings. Savings deposits, NOW accounts, and money market investor accounts are considered core deposits and are not short-term interest sensitive.

Average Balance Sheet and Interest Rate Analysis
------------------------------------------------

The following table sets forth a summary of average balances of assets and liabilities as well as average yield and cost information. Average balances are derived from daily balances.

                                                                   December 31
                                         ---------------------------------------------------------------
                                                       1998       (2)                  1997         (2)
                                         -----------------------------   -------------------------------
                                         Average                Yield/    Average                 Yield/
                                         Balance     Interest    Rate     Balance     Interest     Rate
                                         ---------------------------------------------------------------
                                                                 (In thousands)
ASSETS
Interest-earning assets:
   Loans(1)                              $109,132    $  9,855    9.03%    $116,122    $ 10,636     9.17%
   Taxable investment securities           34,987       2,148    6.14%      26,917       1,823     6.77%
   Tax-exempt investment
      securities                            8,060         422    7.93%       3,679         194     7.99%
   Federal funds sold                       4,253         232    5.45%       3,493         195     5.58%
                                         --------    --------    -----    --------    --------     -----
Total interest-earning assets             156,432      12,657    8.23%     150,211      12,848     8.62%
Noninterest-earning assets                 11,971                           12,101
                                         --------                         --------
                                         $168,404                         $162,312
                                         ========                         ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
   Demand deposits                       $  8,051         195    2.42%    $  7,938    $    192     2.42%
   Money market accounts                    5,705         203    3.56%       3,749         106     2.83%
   Savings deposits                        27,294         802    2.94%      27,912         824     2.95%
   Time deposits                           85,949       4,974    5.79%      83,017       4,871     5.87%
   Short-term borrowings                    7,874         318    4.04%       5,231         228     4.36%
   Long-term borrowings                         -           -       -        1,813         107     5.90%
                                         --------    --------    -----    --------    --------     -----
Total interest-bearing liabilities        134,873       6,492    4.81%     129,660       6,328     4.88%
Noninterest-bearing liabilities            18,848                           19,247
Shareholders' equity                       14,683                           13,405
                                         --------                         --------
                                         $168,404                         $162,312
                                         ========                         ========
Net interest income                                  $  6,165                         $  6,520
                                                     --------                         --------
Net yield on interest-earning assets (3)                         4.08%                             4.41%

Interest rate spread (4)                                         3.42%                             3.74%

Ratio of average interest-earning
  assets to average interest-
  bearing liabilities                                          115.99%                           115.85%
---------------------------------------

(1)  Average balances include nonaccrual loans.
(2) Tax equivalent adjustments have been made to yields on loans and securities that are exempt from federal income tax.
(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the cost of interest-bearing liabilities.

                       REPORT OF INDEPENDENT AUDITORS



Board of Directors and Stockholders
Security Financial Corp.

We have audited the accompanying consolidated balance sheet of Security Financial Corp. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security Financial Corp. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ S.R. Snodgrass, A.C.


Wexford, PA
January 22, 1999

                              SECURITY FINANCIAL CORP.
                             CONSOLIDATED BALANCE SHEET

                                                             December 31,
                                                         1998            1997
                                                   ------------     ------------
ASSETS
Cash and due from banks                           $   8,056,009    $   7,416,457
Federal funds sold                                    1,781,000        1,090,000
Interest-bearing deposits in other banks              1,294,000          400,000
Investment securities available for sale             44,359,814       41,638,502
Loans                                               110,754,928      112,428,694
Less allowance for loan losses                        1,802,773        1,677,651
                                                   ------------     ------------
  Net loans                                         108,952,155      110,751,043

Premises and equipment                                4,967,839        3,833,325
Accrued interest and other assets                     2,662,963        2,128,857

  TOTAL ASSETS                                    $ 172,073,780    $ 167,258,184
                                                   ============     ============
LIABILITIES
Deposits:
 Noninterest-bearing demand                       $  21,178,516    $  18,047,213
 Interest-bearing demand                              7,980,918        7,873,059
 Money market                                        10,194,276        4,017,442
 Savings                                             26,576,390       27,119,276
 Time                                                82,986,786       88,295,471
                                                   ------------     ------------
  Total deposits                                    148,916,886      145,352,461

Short-term borrowings                                 7,649,027        6,523,560
Accrued interest and other liabilities                  763,587          749,280
                                                   ------------     ------------
  TOTAL LIABILITIES                                 157,329,500      152,625,301
                                                   ------------     ------------

STOCKHOLDERS' EQUITY
Common stock, no par value; 1,500,000 shares
   authorized; 346,978 and 333,164 shares issued      6,794,102          832,910
Capital surplus                                            -           4,977,246
Retained earnings                                     7,695,892        8,695,696
Net unrealized gain on securities                       254,286          127,031
                                                   ------------     ------------
  TOTAL STOCKHOLDERS' EQUITY                         14,744,280       14,632,883
                                                   ------------     ------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $ 172,073,780    $ 167,258,184
                                                   ============     ============


See accompanying notes to the consolidated financial statements.

                         SECURITY FINANCIAL CORP.
                     CONSOLIDATED STATEMENT OF INCOME


                                                   Year Ended December 31,
                                                     1998            1997
                                                ------------     ------------
INTEREST INCOME
   Interest and fees on loans                   $  9,855,641     $ 10,636,250
   Interest-bearing deposits in
          other banks                                 32,701           19,924
   Federal funds sold                                231,838          195,028
   Investment securities:
      Taxable                                      2,115,073        1,802,521
      Exempt from federal income tax                 421,742          194,081
                                                 -----------      -----------
          Total interest income                   12,656,995       12,847,804
                                                 -----------      -----------
INTEREST EXPENSE
   Deposits                                        6,173,623        5,991,240
   Short-term borrowings                             318,388          230,862
   Other borrowings                                     -             106,253
                                                 -----------      -----------
          Total interest expense                   6,492,011        6,328,355
                                                 -----------      -----------

NET INTEREST INCOME                                6,164,984        6,519,449

PROVISION FOR LOAN LOSSES                          2,267,000        1,250,000
                                                 -----------      -----------
NET INTEREST INCOME AFTER PROVISION
   FOR LOAN LOSSES                                 3,897,984        5,269,449
                                                 -----------      -----------
OTHER INCOME
   Service charges on deposit accounts               595,678          634,197
   Investment securities gains, net                   51,167           25,250
   Gain on sales of mortgage loans, net               46,428           62,356
   Other income                                      191,379          219,918
                                                 -----------      -----------
          Total other income                         884,652          941,721
                                                 -----------      -----------
OTHER EXPENSE
   Salaries and employee benefits                  2,590,383        2,286,155
   Occupancy and equipment expense                   695,417          426,434
   Other expense                                   1,443,912        1,571,014
                                                 -----------      -----------
          Total other expense                      4,729,712        4,283,603
                                                 -----------      -----------

Income before income taxes                            52,924        1,927,567
Income tax expense (benefit)                         (99,884)         609,119
                                                 -----------      -----------

NET INCOME                                      $    152,808     $  1,318,448
                                                 ===========      ===========
EARNINGS PER SHARE:
   Basic                                        $       0.44     $       4.01
   Diluted                                              0.44             4.01


See accompanying notes to the consolidated financial statements.

                                                    SECURITY FINANCIAL CORP.
                                      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                              Net
                                                                                           Unrealized
                                                   Common        Capital      Retained       Gain on                   Comprehensive
                                                    Stock        Surplus      Earnings     Securities       Total         Income
                                                -----------   -----------   -----------   -----------   ------------   -----------
Balance, December 31, 1996                      $   698,556   $ 2,306,650   $ 7,753,555   $    20,062   $ 10,778,823

Net income                                                                    1,318,448                    1,318,448   $ 1,318,448
Other comprehensive income:
 Unrealized gain on available for sale
 securities, net of reclassification adjustment                                               106,969        106,969       106,969
                                                                                                                       -----------
Comprehensive income                                                                                                   $ 1,425,417
                                                                                                                       ===========
Cash dividends ($1.12 per share)                                               (376,307)                    (376,307)
Proceeds from the sale of stock                     125,000     2,456,682                                  2,581,682
Dividend reinvestment and stock purchase plan         9,354       213,914                                    223,268
                                                -----------   -----------   -----------   -----------   ------------
Balance, December 31, 1997                          832,910     4,977,246     8,695,696       127,031     14,632,883

Reclassification for change to no par
   common stock                                   4,977,246    (4,977,246)                                       -
Net income                                                                      152,808                      152,808   $   152,808
Other comprehensive income:
   Unrealized gain on available for sale
   securities, net of reclassification adjustment                                             127,255        127,255       127,255
                                                                                                                       -----------
Comprehensive income                                                                                                   $   280,063
                                                                                                                       ===========
Cash dividends ($1.24 per share)                                               (428,265)                    (428,265)
Dividend reinvestment and stock purchase plan       262,156                                                  262,156
Three percent stock dividend including
   fractional shares cash paid                      721,790                    (724,347)                      (2,557)
                                                -----------   -----------   -----------   -----------   ------------
Balance, December 31, 1998                      $ 6,794,102   $       -     $ 7,695,892   $   254,286   $ 14,744,280
                                                ===========   ===========   ===========   ===========   ============


                                                                                1998          1997
                                                                             ----------    ----------
Components of comprehensive income:
   Change in net unrealized gain on investment
      securities available for sale                                          $  161,025    $  123,634
   Realized gains included in net income, net of tax                            (33,770)      (16,665)
                                                                             ----------    ----------
   Total                                                                     $  127,255    $  106,969
                                                                             ==========    ==========

See accompanying notes to the consolidated financial statements.

                         SECURITY FINANCIAL CORP.
                   CONSOLIDATED STATEMENT OF CASH FLOWS

                                                   Year Ended December 31,
                                                     1998            1997
                                                 -----------     -----------
OPERATING ACTIVITIES
   Net income                                    $   152,808     $ 1,318,448
   Adjustments to reconcile net
     income to net cash provided
     by operating activities:
       Depreciation and amortization               1,095,568         831,903
       Investment securities gains, net              (51,167)        (25,250)
       Provision for loan losses                   2,267,000       1,250,000
       Deferred federal income taxes                  51,854          38,367
       Mortgage loans originated for sale         (2,402,039)     (3,299,045)
       Proceeds from sales of mortgage loans       2,448,467       3,361,401
       Gain on sales of mortgage loans, net          (46,428)        (62,356)
       Increase in accrued interest receivable       (27,329)       (117,057)
       Increase (decrease) in accrued
         interest payable                            (45,849)         74,518
       Other, net                                   (214,340)        (91,180)
                                                 -----------     -----------
       Net cash provided by
         operating activities                      3,228,545       3,279,749
                                                 -----------     -----------
INVESTING ACTIVITIES
   Decrease (increase) in interest-bearing
     time deposits in other banks                   (398,000)        205,000
   Investment securities available for sale:
       Proceeds from sales                         4,365,457       6,724,900
       Proceeds from maturities and
         principal repayments                     12,165,746       3,053,702
       Purchases                                 (19,480,782)    (24,750,170)
   Net decrease (increase) in loans               (1,379,969)      1,009,384
   Purchase of premises and equipment             (1,447,700)       (366,309)
   Proceeds from sale of repossessed assets          253,212            -
                                                 -----------     -----------
       Net cash used for investing activities     (5,922,036)    (14,123,493)
                                                 -----------     -----------
FINANCING ACTIVITIES
   Net increase in deposits                        3,564,425      15,682,763
   Net increase in short-term borrowings           1,124,341         170,255
   Repayment of other borrowings                       -          (5,400,000)
   Dividends paid on common stock                   (430,822)       (376,307)
   Proceeds from sale of common stock                  -           2,581,682
   Proceeds from dividend reinvestment
     and stock purchase plan                         262,156         223,268
                                                 -----------     -----------
       Net cash provided by
         financing activities                      4,520,100      12,881,661
                                                 -----------     -----------
       Increase in cash and cash equivalents       1,826,609       2,037,917

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR     8,906,400       6,868,483
                                                 -----------     -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR         $10,733,009     $ 8,906,400
                                                 ===========     ===========

See accompanying notes to the consolidated financial statements.

                          SECURITY FINANCIAL CORP.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation
----------------------------------------------

Security Financial Corp. (the "Company") is a Delaware corporation organized to become the holding company of the Security Dollar Bank (the "Bank"). The Bank is a state-chartered commercial bank located in Ohio. The Company and its subsidiary derive substantially all their income from banking and bank-related services which include interest earnings on commercial, commercial mortgage, residential real estate, and consumer loan financing as well as interest on investment securities and a variety of deposit services to its customers through six locations. The Company and the Bank are supervised by the Federal Reserve Board, while the Bank is also subject to regulation and supervision by the Ohio Division of Financial Institutions.

The consolidated financial statements of the Company include its wholly-owned subsidiary, the Bank. Significant intercompany items have been eliminated in consolidation.

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Securities
---------------------

The Company has classified debt and equity securities as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned. Premiums and discounts are recognized in interest income using a method which approximates the interest method over the period to maturity.

Common stock of the Federal Home Loan Bank, Federal Reserve Bank, and Independent State Bank of Ohio represent ownership in institutions which are wholly-owned by other financial institutions. These securities are accounted for at cost and are classified with equity securities available for sale.

Loans
-----

Loans are reported at their principal amount net of the allowance for loan losses. Interest on loans is recognized as income when earned on the accrual method. The Company's general policy has been to stop accruing interest on loans when it is determined that reasonable doubt exists as to the collectibility of additional interest. Interest payments received on nonaccrual loans is recorded as income or applied against principal according to management's judgment as to the collectibility of the related loans.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan yield. The Company is amortizing these amounts over the contractual lives of the related loans.

Allowance for Loan Losses
-------------------------

The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it.
The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

Impaired loans are commercial and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Premises and Equipment
----------------------

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Intangible Asset
----------------

The intangible asset is comprised solely of a core deposit acquisition premium. This core deposit acquisition premium, which was developed by a specific core deposit life study, is amortized using the straight-line method over the period to be benefited. Annual assessments of the carrying values and remaining amortization periods of intangible assets are made to determine possible carrying value impairment and appropriate adjustments as deemed necessary. This asset is a component of other assets on the balance sheet.

Pension and Profit Sharing Plans
--------------------------------

Pension and employee benefits include contributions, determined actuarially, to a retirement plan covering eligible employees of the Bank. Contributions to the profit sharing plan are made based on the achievement of certain operating levels and performance ratios.

Stock Options
-------------

The Company maintains a stock option plan for the directors, officers, and employees. The stock options typically have expiration terms of ten years subject to certain extensions and early terminations. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted. Because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements. If applicable, pro forma net income and earnings per share would be presented to reflect the impact of the stock option plan assuming compensation expense had been affected based on the fair value of the stock options granted under this plan.

Income Taxes
------------

The Company and the Bank file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

Earnings Per Share
------------------

The Company provides dual presentation of Basic and Diluted earnings per share. Basic earnings per share utilizes net income as reported as the numerator and the actual average shares outstanding as the denominator. Diluted earnings per share includes any dilutive effects of options, warrants, and convertible securities.

Comprehensive Income
--------------------

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." In adopting Statement No. 130, the Company is required to present comprehensive income and its components in a full set of general purpose financial statements for all periods presented. The Company has elected to report the effects of Statement No. 130 as part of the Statement of Changes in Stockholders' Equity.

Cash Flow Information
---------------------

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, and interest-bearing deposits in other banks with a maturity less than 90 days.

Cash payments for interest in 1998 and 1997 were $6,537,860 and $6,253,837, respectively. Cash payments for income taxes for 1998 and 1997 were $140,000 and $482,000, respectively.

Pending Accounting Pronouncements
---------------------------------

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement provides accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring the recognition of those items as assets or liabilities in the consolidated balance sheet, recorded at fair value. Statement No. 133 precludes a held-to-maturity security from being designated as a hedged item; however, at the date of initial application of this Statement, an entity is permitted to transfer any held-to-maturity security into the available for sale or trading categories. The unrealized holding gain or loss on such transferred securities shall be reported consistent with the requirements of Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Such transfers do not raise an issue regarding an entity's intent to hold other debt securities to maturity in the future. This Statement applies prospectively for all fiscal quarters of all years beginning after June 15, 1999. Earlier adoption is permitted for any fiscal quarter that begins after the issue date of this Statement.

In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP, which is effective for fiscal years beginning after December 15, 1998, provides guidance on accounting for the costs of computer software developed or obtained for internal use and provides guidance for determining whether computer software is for internal use. The Company will adopt SOP 98-1 in the first quarter of 1999 and does not believe the effect of adoption will be material.

Reclassification of Comparative Amounts
---------------------------------------

Certain comparative amounts for prior years have been reclassified to conform with current year presentation. Such reclassifications had no effect on net income.

At the 1997 Annual Stockholders meeting, stockholders approved the elimination of the stated par on the Company's common stock. This act caused the capital surplus amount to be reduced to zero, with the balance of $4,977,246 being reclassified to the common stock amount.

2.  EARNINGS PER SHARE

The following table sets forth the computation of Basic and Diluted earnings per share. There were no convertible securities which would affect the numerator in calculating Basic and Diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth a reconciliation of the denominator of the Basic and Diluted earnings per share computation.

                                                      1998         1997
                                                    --------     --------
   Denominator:
      Denominator for Basic earnings per share-
        weighted-average shares                      344,669      328,989
      Employee stock options                             379          N/A
                                                    --------     --------
      Denominator for Diluted earnings per
        share - adjusted weighted-average
        average assumed conversions                  345,048      328,989
                                                    ========     ========

3.  COMMON STOCK

Stock Dividend
--------------

On December 14, 1998, the Company distributed 10,072 shares of common stock in connection with a three percent stock dividend. As a result of the stock dividend, common stock was increased by $722,000, and retained earnings was decreased by $724,000. Fractional shares were paid in cash. All references to per share amounts in the accompanying financial statements for 1997 have been restated to reflect the stock dividend.

4.  INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated market values of investment securities available for sale are as follows:

                                                  1998
                              ---------------------------------------------
                                            Gross      Gross      Estimated
                               Amortized  Unrealized  Unrealized    Market
                                  Cost       Gains     Losses       Value
                              -----------  --------  ---------  -----------
U.S. Treasury and Government
   agency securities          $ 6,824,464  $ 15,258  $ (3,187)  $ 6,836,535
Obligations of states and
   political subdivisions       9,182,033   105,136   (59,101)    9,228,068
Mortgage-backed securities     26,499,393   339,260  (164,157)   26,674,496
                              -----------  --------  ---------  -----------
   Total debt securities       42,505,890   459,654  (226,445)   42,739,099

Equity securities               1,468,638   158,793    (6,716)    1,620,715
                              -----------  --------  ---------  -----------

   Total                      $43,974,528  $618,447  $(233,161) $44,359,814
                              ===========  ========  =========  ===========


                                                  1997
                              ---------------------------------------------
                                            Gross      Gross      Estimated
                               Amortized  Unrealized  Unrealized   Market
                                  Cost       Gains     Losses      Value
                              -----------  --------  ---------  -----------

U.S. Treasury and Government
   agency securities          $13,456,631  $ 30,215  $ (16,167) $13,470,679
Obligations of states and
   political subdivisions       6,087,660    91,342    (12,734)   6,166,268
Mortgage-backed securities     20,770,857   132,780   (147,395)  20,756,242
   Total debt securities       40,315,148   254,337   (176,296)  40,393,189

Equity securities               1,130,882   114,431       -       1,245,313
                              -----------  --------  ---------  -----------
   Total                      $41,446,030  $368,768  $(176,296) $41,638,502
                              ===========  ========  =========  ===========

Investment securities with carrying values of $22,615,602 and $20,532,070 at December 31, 1998 and 1997, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and other purposes as required by law.

The amortized cost and estimated market values of debt securities at December 31, 1998, by contractual maturity, are shown below. The Company's mortgage-backed securities have contractual maturities ranging from one to thirty years. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                              Estimated
                                              Amortized         Market
                                                 Cost           Value
                                             -----------     -----------
Due in one year or less                      $   624,824     $   627,939
Due after one year through five years          7,491,580       7,509,833
Due after five years through ten years         4,243,888       4,220,404
Due after ten years                           30,145,598      30,380,923
                                             -----------     -----------
     Total                                   $42,505,890     $42,739,099
                                             ===========     ===========

The following is a summary of proceeds received, gross gains, and gross losses realized on the sale of investment securities:

                                                1998            1997
                                             -----------     -----------
Proceeds from sales                          $ 4,365,457     $ 6,724,900
Gross gains                                       41,867          30,754
Gross losses                                        -              5,504

5.  LOANS

Major classifications of loans are summarized as follows:

                                                 1998            1997
                                             -----------     -----------
     Real estate mortgages:
          Residential                        $47,954,511     $46,686,796
          Commercial                          24,791,286      16,564,644
     Commercial, financial, and
       agricultural                           10,255,062      13,398,099
     Consumer loans                           25,177,883      32,810,884
     Other                                     2,576,186       2,968,271
                                             -----------     -----------
                                             110,754,928     112,428,694
     Less allowance for loan losses            1,802,773       1,677,651
                                             -----------     -----------
             Net loans                      $108,952,155    $110,751,043
                                             ===========     ===========

At December 31, 1998 and 1997, the recorded investment in loans considered to be impaired was $1,229,400 and $1,452,316, respectively, of which $933,675 and $1,452,316, respectively, were on nonaccrual status at year end. The related allowance for loan losses allocated to impaired loans was $238,000 and $514,142 at December 31, 1998 and 1997, respectively. The average recorded investment in impaired loans during the year was approximately $1,113,000 in 1998 and $995,000 in 1997. The Company recognized interest income on impaired loans of $10,894 and $1,612 for the years ended December 31, 1998 and 1997, respectively.

The Company's primary business activity is with customers located within its local trade area. Commercial, residential, and consumer loans are granted. Although the Company has a diversified loan portfolio at December 31, 1998 and 1997, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

6.  ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are as follows:

                                                 1998            1997
                                             -----------     -----------
   Balance, January 1                        $ 1,677,651     $ 1,678,528
     Add:
       Provisions charged to operations        2,267,000       1,250,000
       Recoveries                                112,173          85,744
     Less loans charged off                    2,254,051       1,336,621
   Balance, December 31                      $ 1,802,773     $ 1,677,651


7.  PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

                                                 1998            1997
                                             -----------     -----------
   Land                                      $   576,173     $   246,173
   Buildings                                   4,883,483       4,006,187
   Furniture, fixtures, and equipment          3,321,227       3,119,571
                                             -----------     -----------
                                               8,780,883       7,371,931
   Less accumulated depreciation               3,813,044       3,538,606
                                             -----------     -----------
       Total                                 $ 4,967,839     $ 3,833,325
                                             ===========     ===========

Depreciation charged to operations was $313,186 in 1998 and $320,914 in 1997.

8.  DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $13,487,912 and $15,723,898 at December 31, 1998 and 1997, respectively.

Maturities of time deposits of $100,000 or more are as follows at December 31:

                                                1998
                                             -----------

   Three months or less                      $ 4,500,506
   Three to twelve months                      5,177,690
   Over one year                               3,809,716
                                             -----------

                                             $13,487,912
                                             ===========

9.  SHORT-TERM BORROWINGS

Short-term borrowings consists of securities sold under agreements to repurchase and federal funds purchased. The outstanding balances and related information for short-term borrowings are summarized as follows:

                                                 1998            1997
                                             -----------     -----------
Short-term borrowings:
   Ending balance                           $  7,649,027     $ 6,523,560
   Maximum month-end balance
     during the year                          10,509,123       7,158,445
   Average balance during the year             7,867,670       5,068,331
   Average year end interest rate                  3.47%           4.29%
   Average interest rate during the year           4.05%           4.24%

Average amounts outstanding during the year represent daily averages. Average interest rates represent interest expense divided by the related average balances. The Company has pledged investment securities with carrying values of $16,825,451 and $11,574,348 as of December 31, 1998 and 1997, respectively, as collateral for the repurchase agreements.

The Bank maintains a credit arrangement with Federal Home Loan Bank of Cincinnati, Ohio ("FHLB"). FHLB borrowings, when used, are collateralized by the Bank's investment in Federal Home Loan Bank stock and a blanket collateral pledge agreement with FHLB under which the Bank has pledged certain qualifying assets equal to 150 percent of the unpaid amount of the outstanding balances. At December 31, 1998, the Bank had a borrowing capacity of approximately $17.6 million with the FHLB. There were no such borrowings at December 31, 1998 or 1997.

At December 31, 1998 and 1997, the Company maintained unsecured lines of credit with various financial institutions which totaled $15,000,000 and $3,125,000, respectively. All lines were unused at December 31, 1998 and 1997, and are available to support general corporate purposes. There are no fees to maintain these lines and no interest was paid.

10.  OTHER EXPENSE

The following is an analysis of other expense:

                                                 1998            1997
                                             -----------     -----------

   Stationery, printing, and supplies        $   158,648     $   151,082
   Professional fees                             253,146         150,027
   Data processing                               125,958         117,933
   Other                                         906,160       1,151,972
                                             -----------     -----------
       Total                                 $ 1,443,912     $ 1,571,014
                                             ===========     ===========

11.  INCOME TAXES

The provision for federal income taxes consist of:

                                                1998            1997
                                             -----------     -----------

   Currently payable                         $  (151,738)    $   570,752
   Deferred tax                                   51,854          38,367
                                             -----------     -----------
       Total provision                       $   (99,884)    $   609,119
                                             ===========     ===========

The components of the net deferred tax assets and liabilities are as follows:

                                                1998            1997
                                             -----------     -----------
Deferred tax assets:
   Allowance for loan losses                 $   301,745     $   396,753
   Deferred compensation                          11,895          15,373
   Other                                          21,566          14,960
                                             -----------     -----------
       Total                                     335,206         427,086
                                             -----------     -----------
Deferred tax liabilities:
   Premises and equipment                         53,021          44,625
   Investment securities discount accretion       55,796          51,179
   Loan origination fees, net                    310,638         384,179
   Net unrealized gain on securities             130,997          65,441
    Other                                         65,147          44,645
                                             -----------     -----------
       Total                                     615,599         590,069
                                             -----------     -----------

   Net deferred tax liability                $  (280,393)    $  (162,983)
                                             ===========     ===========


The following is a reconciliation between the income tax expense and the amounts of income taxes which would have been provided at statutory rates:

                                   1998                      1997
                             --------------------------------------------
                                          % of                     % of
                                         Pre-tax                  Pre-tax
                              Amount     Income        Amount     Income
                             --------   --------      --------   --------

Provision at statutory
    rate                     $ 17,995     34.0 %      $655,373     34.0 %
Effect of tax-exempt
    income                   (152,058)  (287.3)        (73,463)    (3.8)
Nondeductible interest
     expense                   18,484     34.9           9,482      0.5
Other, net                     15,695     29.7          17,727      0.9
                             --------   --------      --------   --------
Tax expense and
    effective rates          $(99,884)  (188.7) %     $609,119     31.6 %
                             ========  =========      ========   ========

12.  EMPLOYEE BENEFITS

The Company maintains a trusteed, Section 401(k) profit sharing plan with contributions matching those by eligible employees to a maximum of 140 percent of employee contributions annually, to a maximum of 5 percent of annual salary. The Company may also provide for a discretionary profit sharing contribution. All employees at least 20 1/2 years of age who have completed one year of service are eligible to participate in the plan. The Company's contribution to this plan was $96,990 in 1998 and $85,566 in 1997.

13.  DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Company maintains a dividend reinvestment plan. Participation is available to all common stockholders who are residents of the state of Ohio. The plan provides each participant with a simple and convenient method of purchasing additional common shares without payment of any brokerage commission or other service fees.

A participant in the plan may elect to reinvest dividends on all or part of their shares to acquire additional common stock. In addition, the plan provides for the optional purchase of shares of the Company's common stock up to a maximum of $4,000 per year. A participant may withdraw from the plan at any time. Stockholders purchased 3,742 shares in 1998 and 3,737 shares in 1997 through the plan.

14.  STOCK OPTION PLAN

In December 1997, the Board of Directors adopted a stock option plan for the Directors, officers, and employees which was approved by stockholders at the annual meeting on April 21, 1998. An aggregate of 20,000 shares of authorized but unissued common stock of the Company were reserved for future issuance under the plan. The stock options typically have expiration terms of ten years subject to certain extensions and early terminations. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted.

On January 1, 1998 and June 25, 1998, qualified stock options were granted for the purchase of 6,000 and 2,000 shares, respectively, exercisable at the market price of $63.26 and $66.76 per share, respectively. The recipients of the stock options vest over a three and five-year period. At December 31, 1998, none of the stock options were exercisable, and all initial stock options granted remained outstanding.

The following table presents share data related to the outstanding options:

                                                           Weighted
                                                            Average
                                                           Exercise
                                                1998         Price
                                             ----------   -----------
   Outstanding, beginning                           -     $       -
   Granted                                        8,000         64.14
   Exercised                                        -             -
   Forfeited                                        -             -
                                             ----------
   Outstanding, ending                            8,000   $     64.14
                                             ==========

15.  COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

In the normal course of business, there are various outstanding commitments and contingent liabilities not reflected in the accompanying consolidated financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.
These commitments were comprised of the following:

                                                  1998          1997
                                             -----------      -----------

   Commitments to extend credit              $17,098,019      $11,792,000
   Standby letters of credit and
       financial guarantees                      837,102          830,000
                                             -----------      -----------
       Total                                 $17,935,121      $12,622,000
                                             ===========      ===========

The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Generally, collateral is not required to support financial instruments with credit risk. The terms are typically for a one-year period with an annual renewal option subject to prior approval by management.

Contingent Liabilities
----------------------

The Company and Bank are involved in various legal actions from normal business activities. Management believes the liability, if any, arising from such litigation will not have a material adverse effect on the Company's financial position.

16.  REGULATORY MATTERS

Federal law prevents Security Financial Corp. from borrowing from the Bank unless the loans are secured by specific collateral. Further, such secured loans are limited in amount to ten percent of the Bank's capital.

The Bank is subject to legal limitations on the amount of dividends it can pay as a state-chartered member of the Federal Reserve Bank System. Prior approval of the Federal Reserve Board is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits, as defined for the year, combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Using this formula, the amount available for payment of dividends by the Bank to the Company in 1998, without approval of the Federal Reserve Board, will be limited to $1,279,988 plus 1999 net profits retained up to the date of the dividend declaration.

The district Federal Reserve Bank requires the Bank to maintain certain average reserve balances. As of December 31, 1998 and 1997, the Bank had required reserves of $716,000 and $715,000, respectively, comprised of vault cash and a depository amount held with the Federal Reserve Bank.

17.  REGULATORY CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on an entity's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the entities' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, Risk-weightings, and other factors.

Quantitative measures established by the regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to Risk-weighted assets (as defined) and of Tier I capital to average assets (as defined). Management believes as of December 31, 1998 and 1997, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1998, the most recent notification from the appropriate primary regulator has categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an entity must maintain minimum Total Risk-based, Tier I Risk-based, and Tier I Leverage ratios at least 100 to 200 basis points above those ratios set forth in the table. There have been no conditions or events since that notification that management believes have changed the Company's or the Bank's category.

The consolidated capital position of the Company does not materially differ from the Bank's; therefore, the following table sets forth the Company's capital position and minimum requirements as of December 31:

                                  1998                    1997
                               --------------------    -------------------
                                 Amount     Ratio         Amount     Ratio
                               ----------  --------    -----------   ------
Total Capital
(to Risk-weighted Assets)
-------------------------
   Actual                      $ 15,252,770  14.25%    $ 15,245,699  13.72%
   For Capital Adequacy           8,563,447   4.00%       8,888,669   4.00%
     To Be Well Capitalized      10,704,308   6.00%      11,110,837   6.00%

Tier 1 Capital
(to Risk-weighted Assets)
-------------------------
   Actual                      $ 13,908,994  12.99%    $ 13,853,279  12.47%
   For Capital Adequacy           4,281,723   4.00%      4,444,335    4.00%
   To Be Well Capitalized         6,422,585   6.00%      6,666,502    6.00%

Tier 1 Capital (to
   Average Assets)
------------------
   Actual                      $ 13,908,994   8.12%    $ 13,853,279   8.52%
   For Capital Adequacy           6,855,763   4.00%       6,500,588   4.00%
   To Be Well Capitalized         8,569,704   5.00%       8,125,735   5.00%

18.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

                                                     1998                              1997
                                        -----------------------------     -----------------------------
                                          Carrying           Fair          Carrying            Fair
                                            Value            Value           Value             Value
Financial assets:                       ------------     ------------     ------------     ------------
Cash and due from banks,
   interest- bearing deposits
   in other banks, and federal
   funds sold                           $ 11,131,009     $ 11,131,009     $  8,906,457     $  8,906,457
Investment securities available
   for sale                               44,359,814       44,359,814       41,638,502       41,638,502
Net loans                                108,952,155      109,797,000      110,751,043      115,808,789
Accrued interest receivable                1,069,321        1,069,321        1,041,992        1,041,992
                                         -----------      -----------      -----------      -----------
     Total                              $165,512,299     $166,357,144     $162,337,994     $167,395,740
                                         ===========      ===========      ===========      ===========
Financial liabilities:
Deposits                                $148,916,886     $149,031,289     $145,352,461     $146,340,299
Short-term borrowings                      7,649,027        7,649,027        6,523,560        6,523,560
Accrued interest payable                     292,850          292,850          338,699          338,699
                                         -----------      -----------      -----------      -----------
     Total                              $156,858,763     $156,973,166     $152,214,720     $153,202,558
                                         ===========      ===========      ===========      ===========

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets and liabilities such as lease receivables, deferred tax assets, and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due From Banks, Interest-bearing Deposit in Other Banks, Federal
-------------------------------------------------------------------------
Funds Sold, Accrued Interest Receivable, Short-term Borrowings, and Accrued
---------------------------------------------------------------------------
Interest Payable
----------------

The fair value is equal to the current carrying value.

Investment Securities Available for Sale
----------------------------------------

The fair value of investment securities available for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans and Deposits
------------------

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and employs discount rates that consider reinvestment opportunities, operating expenses, non-interest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year end. Fair value for time deposits are estimated using a discounted cash flow calculation that applies contractual cost currently being offered in the existing portfolio to current market rates being offered for deposits of similar remaining maturities.

Commitments to Extend Credit and Standby Letters of Credit
----------------------------------------------------------

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in the Commitments and Contingent Liabilities note.

19.  PARENT COMPANY

Following are condensed parent-only financial statements for Security Financial Corp.

                        CONDENSED BALANCE SHEET

                                                  1998           1997
                                             -----------      -----------

ASSETS
   Cash on deposit in subsidiary bank       $    347,711     $    617,087
   Interest-bearing deposit in other banks       100,000          100,000
   Investment in subsidiary bank              13,874,166       13,695,496
   Investment securities available for sale      463,365          248,462
   Other assets                                   10,744           10,744
                                             -----------      -----------

  TOTAL ASSETS                              $ 14,795,986     $ 14,671,789
                                             ===========      ===========



LIABILITIES                                 $     51,706     $     38,906

STOCKHOLDERS' EQUITY                          14,744,280       14,632,883
                                             -----------      -----------
        TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY             $ 14,795,986     $ 14,671,789
                                             ===========      ===========

                      CONDENSED STATEMENT OF INCOME

                                                  Year Ended December 31,
                                                    1998           1997
                                               ------------    ------------
INCOME
   Dividends from subsidiary bank             $   125,000     $   125,000
   Dividend income                                 13,754           7,481
                                               ------------    ------------
   Total income                                   138,754         132,481

EXPENSES
   Operating expense                               62,205          17,762
                                               ------------    ------------

Income before equity in undistributed
   earnings of subsidiary                          76,549         114,719
Equity in undistributed
   earnings of subsidiary                          76,259       1,203,729
                                               ------------    ------------

NET INCOME                                    $   152,808     $ 1,318,448
                                               ============    ============


                    CONDENSED STATEMENT OF CASH FLOWS

                                                  Year Ended December 31,
                                                    1998           1997
                                               ------------    ------------
OPERATING ACTIVITIES
   Net income                                 $   152,808     $ 1,318,448
   Adjustments to reconcile
     net income to net cash provided
     by operating activities:
       Equity in undistributed earnings
         of subsidiary                            (76,259)     (1,203,729)
                                               ------------    ------------
            Net cash provided by
              operating activities                 76,549         114,719
                                               ------------    ------------
INVESTING ACTIVITY
     Increase in interest-bearing
       deposits in other banks                       -           (100,000)
     Purchase of investment securities
       available for sale                        (177,259)           -
     Investment in subsidiary                        -         (2,000,000)
                                               ------------    ------------
            Net cash used for
              investing activities               (177,259)     (2,100,000)

                                                ------------   ------------
FINANCING ACTIVITIES
     Proceeds from sale of
       common stock                                 -           2,581,682
     Proceeds from dividend
       reinvestment and stock purchase plan       (262,156        223,268
     Dividends paid on common stock               (430,822)      (376,307)
                                                ------------   ------------
            Net cash provided by
              (used for) financing activities     (168,666)     2,428,643
                                                ------------   ------------

     Increase (decrease) in cash                  (269,376)       443,362

CASH AT BEGINNING OF YEAR                          617,087        173,725
                                                ------------   ------------

CASH AT END OF YEAR                            $   347,711    $   617,087
                                                ============   ============

33