Form 10KSB, Exhibit 13
period 1999-12-31
SECURITY FINANCIAL CORP /OH/
filed 2000-03-30
CIK 825392

                                                                      Exhibit 13

                           HIGHLIGHTS OF 1999 and 1998
                     Security Financial Corp. and Subsidiary




--------------------------------------------------------------------------------
                                                                         Percent
FOR THE YEAR                         1999              1998              Change
                                     ----              ----              ------

Net Income                           $    635,202      $    152,808      315.69%
Return on Average Assets                     0.37%             0.09%     311.11%
Return on Equity                             4.38%             1.04%     321.15%

YEAR END

Assets                               $172,667,293      $172,073,780       0.34%
Securities                             40,543,732        44,359,814      -8.60%
Net Loans                             107,467,850       108,952,155      -1.36%
Deposits                              145,365,974       148,916,886      -2.38%
Stockholders' Equity                   14,340,628        14,744,280      -2.74%
Shares Outstanding                        361,780           357,387       1.23%
Book Value                                  39.64             41.25      -3.90%

--------------------------------------------------------------------------------

       "This financial information has not been reviewed or confirmed for accuracy or relevance by the Federal Reserve System."

                                Table of Contents

              Highlights of 1999......................................     1
              Report to Stockholders..................................     2
              Directors and Officers..................................     3
              Description of Business.................................     4
              Selected Financial Data.................................   5-6
              Management's Discussion.................................  7-13
              Accountant's Report.....................................    14
              Consolidated Balance Sheet..............................    15
              Consolidated Statement of Income........................    16
              Consolidated Statement of Changes
                in Stockholders' Equity...............................    17
              Consolidated Statement of Cash Flows....................    18
              Notes to Consolidated Financial Statements.............. 19-39
 .             Office Locations........................................    40

                                  Form 10-K SB

  A copy of Security Financial Corp.'s Annual Report filed with the Securities and Exchange Commission will be available on March 31, 2000 upon written request to: Lynn M. Bowers, Corporate Secretary, Security Financial Corp.,
                     1 South Main Street, Niles, Ohio 44446

       MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION/FEDERAL RESERVE SYSTEM

REPORT TO STOCKHOLDERS
Security Financial Corp. and Subsidiary

[LOGO]
SECURITY FINANCIAL CORP.

1 South Main Street P.O. Box 228
Niles, Ohio  44446-0228 Phone (330) 544-7400



TO OUR STOCKHOLDERS:

Before we comment on results for 1999, all of us with the Security Financial family wish Glenn Griffiths a speedy recovery from his recent surgery. As many of you are aware, Glenn successfully completed his scheduled surgery in March and is presently on medical leave. Please keep Glenn and his family in your thoughts and prayers.

The Board of Directors has retained Jim Bess as Interim President and CEO. Jim is a highly experienced bank executive and started with the Company shortly before Glenn began his medical leave. Officers and staff have responded well to the transition and the Board is confident Jim will provide outstanding leadership for the Company. If you have not already met Jim, please take a moment at the Annual Meeting to introduce yourself and welcome Jim to Security Financial.

1999 was a challenging year for the Company and for the banking industry as a whole. Much of the year was devoted to Y2K preparedness activities. The tireless efforts of our officers and staff resulted in all systems working perfectly at the onset of the new millennium. Most of the difficulties associated with our indirect loan portfolio were successfully resolved and overall loan quality is at the healthiest levels in several years. The Board of Directors recently entered into a written agreement with its state and federal regulatory agencies to address several conditions noted in the last regulatory exam completed during the fourth quarter. The agreement seeks to strengthen several areas of administration and management of the bank. The Board of Directors and management are committed to improving all areas of bank administration.

Net income in 1999 improved to $635,202, a significant improvement from $152,808 in 1998, but well below our goals for the year. Ongoing legal expenses in our litigation regarding the indirect auto loan losses continued to be a drag on earnings. Improved credit quality did allow us to reduce our provision for loan losses by approximately 57% in 1999. We expect to be able to reduce the provision again in the year 2000. We are pleased to have been able to once again increase our cash dividend in 1999.

On behalf of the Board of Directors, we want to thank you for your support and assure you that the Board is striving for the best interests of all shareholders. We look forward to seeing you at the Annual Meeting.

FOR THE BOARD OF DIRECTORS

/s/Christopher J. Shaker

CHRISTOPHER J. SHAKER
CHAIRMAN

        --------------------------------------------------------------

                             DIRECTORS AND OFFICERS
                     Security Financial Corp. and Subsidiary


        --------------------------------------------------------------


                 BOARD OF DIRECTORS OF SECURITY FINANCIAL CORP.
                          AND THE SECURITY DOLLAR BANK


GARY A. CLAYMAN                                        ROBERT I. GRIFFITH, JR.
GLENN E. GRIFFITHS                                      ROBERT J. MCCLURKIN
                                DOUGLAS J. NEUMAN


                        CHRISTOPHER J. SHAKER - CHAIRMAN
                       PETER P. ROSSI, JR. - VICE CHAIRMAN


                      OFFICERS OF SECURITY FINANCIAL CORP.



GLENN E. GRIFFITHS                STEPHEN K. MILLER              LYNN M. BOWERS
President/CEO                         Treasurer                     Secretary


                        OFFICERS OF SECURITY DOLLAR BANK



  GLENN E. GRIFFITHS             STEPHEN K. MILLER              FREMONT J. CAMERINO              PHILLIP M. SUAREZ
    President/CEO                  CFO & Treasurer              Senior Vice President          Senior Vice President
                                                                                                   Head of Lending


  KEVIN T. LAMAR                    ROBERT E. TRUE                 LYNN M. BOWERS              THOMAS G. HATHHORN
   Vice President                     Vice President                 Secretary                        Vice President
 Senior Loan Officer             Business Development                                             Commercial Lending



 RICHARD G. FERRARO                  PAUL D. RHODES               RICHARD R. LYTLE                ROSE ANN LUBERT
     Vice President                    Vice President           Asst. Vice President           Assistant Vice President
     & Loan Officer                   Collection Dept.           Manager 422 Office                Branch Coordinator


                R. KEITH PRICE                  JAMES G. SWIFT                 ARMETA E. CORDELL
           Assistant Vice President        Assistant Vice President           Assistant Secretary
                Human Resources                 & Controller


===============================================================================

SECURITY FINANCIAL CORP.

Security Financial Corp. (the "Corporation") is a one-bank holding company formed under the Bank Holding Company Act of 1956, as amended, operating under regulations of the Board of Governors of the Federal Reserve System. Its principal subsidiary is The Security Dollar Bank of Niles. Presently the Corporation and its subsidiary operate in one industry, domestic banking.

The Corporation conducts no business activities except for investments in securities permitted under the Bank Holding Company Act. The Board of Directors of the Corporation and the Bank are identical. The officers of the Corporation are Glenn E. Griffiths, President/CEO; Stephen K. Miller, Treasurer; and Lynn M. Bowers, Secretary. Bank holding companies are permitted under Regulation Y of the Board of Governors of the Federal Reserve System to engage in other activities considered closely related to banking such as leasing and mortgage banking. The Corporation has no other subsidiaries engaged in such activities at this time.

THE SECURITY DOLLAR BANK

The Bank is a full service state-chartered bank engaged in commercial and retail banking with the exception of trust services. The Bank's banking services include checking accounts, savings accounts, time deposit accounts, commercial, mortgage, installment and home equity loans, night depository, automatic 24-hour teller machines, safe deposit boxes, money orders, travelers checks, government bond sales, utility bill payments, IRA accounts, MasterCard and Visa Credit Cards and other services normally offered by banks.

The Bank's main office is located at 1 South Main Street, Niles, Ohio. Business is conducted at a total of five (5) offices located in Trumbull County. As a state banking association and member of the Federal Reserve System, the Bank is subject to supervision and regulation by the Ohio Division of Banks and the Federal Reserve Bank of Cleveland. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) to the extent provided by law.

As of December 31, 1999, the Corporation and its subsidiary had 104 full and part-time employees, and considers its relations with its employees to be satisfactory.

Selected Financial Information

The following table sets forth certain information concerning the consolidated financial position of the Company at the dates indicated:

                                             1999            1998           1997             1996           1995
                                             ----            ----           ----             ----           ----
                                               (Dollars in thousand, except shares and per share data)

Statement of Income:
    Interest income                       $    12,120     $    12,657    $    12,848    $    11,269     $     8,995
    Interest expense                            6,079           6,492          6,328          5,457           4,243
                                          -----------     -----------    -----------    -----------     -----------
    Net interest income                         6,041           6,165          6,520          5,812           4,752
    Provision for loan losses                     970           2,267          1,250            668             198
                                          -----------     -----------    -----------    -----------     -----------
    Net interest income after
       provision for loan losses                5,071           3,898          5,270          5,144           4,554
Securities gains, net                               7              51             25             26              22
Other noninterest income                          909             834            916            801             728
Other noninterest expense                       5,201           4,730          4,284          4,186           3,832
Federal income tax expense (benefit)              151            (100)           609            543             422
                                          -----------     -----------    -----------    -----------     -----------

Net income                                $       635     $       153    $     1,318    $     1,242     $     1,050
                                          ===========     ===========    ===========    ===========     ===========

Per share of common stock (1):
    Net income                            $      1.77     $     0.43     $      3.89    $      4.22     $      3.65
    Dividends                                    1.24           1.20            1.09           0.94            0.84
    Book value                                  39.64          41.25           41.40          36.37           33.42

Average common shares outstanding             359,212         355,009        330,354        285,730         279,356

Year-end balances:
Loans receivable, net                     $   107,468     $   108,952    $   110,751    $   113,310     $    81,988
Securities available for sale                  40,544          44,360         41,639         26,691          18,737
Total assets                                  172,667         172,074        167,258        152,899         127,064
Cash and cash equivalents                      17,359          10,733          8,906          6,868           6,189
Deposits                                      145,366         148,917        145,352        129,670         109,571
Borrowings                                     12,406           7,649          6,524         11,754           7,246
Stockholder's equity                           14,341          14,744         14,633         10,779           9,789

                                             1999            1998           1997             1996           1995
                                             ----            ----           ----             ----           ----
                                               (Dollars in thousands, except shares and per share data)
Key Operating Ratios:
Return on average assets (net income
  divided by average total assets)               0.37%          0.09%           0.81%          0.86%          0.90%
Return on average equity (net income
  divided  by average equity)                    4.38           1.04            9.83          12.14          12.51
Dividend payout ratio (dividends
  declared per share divided by net
      income per share)                         70.06         279.07           27.98          22.35          23.26
Equity to assets ratio (average equity
  divided by average total assets)               8.34           8.72            8.26           7.12           7.19
Allowance for loan losses to
  nonperforming loans                          109.80         133.97           64.51          85.75         236.45

(1) All share and per share data has been restated for the effect of common stock dividends and splits.

STOCK MARKET INFORMATION

There is no established public trading market for the Company's common stock and the shares of the Company are not listed on any exchange. Sale price information is based on information reported to the Company by individual buyers and sellers of the Company stock. The following table summarizes the high and low prices and dividend information for 1999 and 1998, adjusted for a three percent stock dividend on December 14, 1999. Cash dividends are paid on a quarterly basis.

                                                                      Cash
                                                                    Dividends
Quarter Ended                         High           Low              Paid
-------------                         ----           ---            ---------
1999 March 31                    $    70.06      $   69.57        $   0.31
     June 30                          70.25          69.83            0.31
     September 30                     70.54          70.25            0.31
     December 31                      73.12          70.39            0.31

1998 March 31                         66.59          63.26            0.30
     June 30                          66.76          66.59            0.30
     September 30                     69.24          66.76            0.30
     December 31                      69.57          69.24            0.30

At December 31, 1999 the Company had approximately 603 stockholders of record.

The Bank is subject to legal limitations on the amount of dividends it can pay as a state-chartered member of the Federal Reserve Bank System. Prior approval of the Federal Reserve Board is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits, as defined for the year, combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Restrictions on the amount of dividends allowable by the Bank could, as a practical matter, restrict the Company's ability to pay dividends to shareholders.

The following is management's discussion and analysis of the financial condition and results of the operations of Security Financial Corp.. It is intended to explain certain financial information regarding the Company and should be read in conjunction with the consolidated Financial Statements, related Notes, and the Five Year Summary of Selected Data included in this report.

FORWARD LOOKING STATEMENTS
Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," "estimate" or "projected" and similar expressions as they relate to Security Financial Corp. or its management are intended to identify such forward looking statements. Security Financial Corp.'s actual results, performance or achievements may materially differ from those expressed or implied in the forward looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

FINANCIAL CONDITION

Total assets amounted to $172,667,000 at December 31, 1999, an increase of $593,000 or less than 1% from $172,074,000 at December 31, 1998. Short-term liquid investments consisting of cash and due from banks, federal funds sold, and interest-bearing deposits in other banks, increased in the aggregate by $6,427,000 or 57.7% as management increased liquidity in preparation for Year 2000 and the uncertainty related to the potential increased demand for currency by the Company's customers.

Investment securities decreased $3,816,000, or 8.6%, to $40,544,000 at December 31, 1999 from $44,360,000 at December 31, 1998. This decrease was due to maturities, calls and paydowns during the year. Funds from these events were used to help fund the growth in commercial real estate loans and to increase short-term liquid investments.

Net loan receivables decreased $1,484,000 or 1.4% from $108,952,000 at December 31, 1998 to $107,468,000 at December 31, 1999. During 1999, there was a strong demand for commercial real estate loans, which generated approximately $7,769,000 in loan growth; however, more than offsetting this increase was a decline in the installment loan portfolio and more specifically in the indirect automobile loan portfolio. As discussed below, the Company has experienced significant loan losses in relation to this portfolio and management has been stringently enforcing existing underwriting guidelines, which has resulted in a reduction in loan originations. Indirect automobile loans have a three to five year average life and the repayment of these loans has outpaced the new loan originations during the current period.

Deposits decreased by $3,551,000, or 2.4%, to $145,366,000 at December 31, 1999
from $148,917,000 at December 31, 1998. This decrease represents increases in money market deposit accounts of $6,858,000 which were more than offset by a decline in certificates of deposit of $7,973,000. The Company has developed a new tiered money market product and experienced a continuation of a change in the deposit portfolio mix, with funds moving from certificates of deposit to money market deposits.

Short-term borrowings increased $1,757,000, or 23.0%, from $7,649,000 at December 31, 1998 to $9,406,000 at December 31, 1999. The increase is a result of an increase in repurchase agreements. Management believes such accounts are a stable source of funds as they represent substitutes for core deposits for larger commercial and governmental agency customers. The Company also obtained $3,000,000 of advances from the FHLB during 1999. Management views these funds as an alternative to time deposit funds and was able to extend the maturity of the liabilities more than would have been possible with retail deposits.

Equity capital decreased by $404,000 for the year ended December 31, 1999 due to the increase in the unrealized loss on securities available for sale of $899,000 and dividends paid of $446,000. These events were partially offset by an increase in equity from net income of $635,000 and the purchase of common shares through the dividend reinvestment plan totaling $281,000. Through December 31, 1999, the Company paid dividends of $1.24 per share, while maintaining capital ratios in excess of regulatory guidelines. The Board of Directors will determine future dividend policies in light of the earnings and financial condition of the Company including applicable governmental regulations and policies.


RESULTS OF OPERATIONS

Comparison of results from operations from December 31, 1999 to December 31, 1998:

Net income increased by $482,000 to $635,000 or $1.77 per share. Net income increased mainly as a result of the decline in the provision for loan losses of $1,297,000 or 57.2%, which was offset by a decline in net interest income of $124,000 and an increase in operating expenses of $471,000.

NET INTEREST INCOME

Net interest income decreased $124,000, or 2.0%, to $6,041,000 for the year ended December 31, 1999 compared to $6,165,000 for 1998. Interest income and expense decreased by $537,000 and $413,000, respectively.

The decrease in interest income resulted primarily from a decrease in earnings on loans of $513,000 or 5.2%, and a decrease in interest income on investments of $143,000. The decrease in interest income was partially offset by an increase in income on federal funds sold amounting to $119,000. The decrease in interest income on loans was due to a decrease in the average principal balances for loans of $1.0 million coupled with a decline in the yields on loans of 39 basis points. The decline in interest income on securities was also due to a decline in the yield on securities which was slightly offset by an increase in the average balance of securities during the year. The increase in interest income from federal funds sold was due to the increase in the average balance outstanding of $2.8 million which was partially offset by a decline in yield of 49 basis points.

Interest expense on deposits decreased by $519,000. This decrease results from a slight decrease of $146,000 in the average balance for the period and a decrease in the cost of funds for deposits of 40 basis points. The decrease in interest expense on deposits was partially offset by the increase in the interest expense from the $3 million of FHLB advances obtained during 1999.

The following table sets forth information regarding changes in interest income and interest expense in 1999 compared to 1998. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate), (ii) changes in rate (changes in rate multiplied by old volume), and (iii) the change in interest due to both volume and rate, which has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

                                                       YEAR ENDED DECEMBER 31
                                                   ------------------------------
                                                   1999             vs       1998
                                                   ----             --       ----
                                                   INCREASE (DECREASE) DUE TO
                                                   --------------------------
                                               VOLUME              RATE               NET
                                               ------              ----               ---
Interest earned on:
     Loans                             $          (90)    $         (423)   $          (513)
     Taxable investment securities                 54               (192)              (138)
     Tax-exempt investment securities              80                (85)                (5)
     Federal funds sold                           142                (23)               119
                                       --------------     --------------    ---------------
Total                                             186               (723)              (537)
                                       --------------     --------------    ---------------

Interest paid on:
     Demand deposits                               21                  2                 23
     Money market accounts                        373                 40                413
     Savings deposits                             (17)                (2)               (19)
     Time deposits                               (524)              (412)              (936)
     Short-term borrowings                          8                (23)               (15)
     Long-term borrowings                         121                  -                121
                                       --------------     --------------    ---------------
Total                                             (18)              (395)              (413)
                                       --------------     --------------    ---------------
GRAND TOTAL                            $          204     $         (328)   $          (124)
                                       ==============     ==============    ===============



PROVISION FOR LOAN LOSSES

During 1999 and 1998 the Company's earnings have been adversely affected by significant provisions for loan losses. In 1995 the Company initiated an indirect automobile loan program within its immediate market area. This program experienced significant growth in 1996 and continued through May 1997. During this period, management and the Board of Directors initiated and modified certain policies and procedures to protect asset quality in this higher risk loan category. A former officer of the Bank granted loans that were outside the policy guidelines implemented. The significant provisions for loan losses recorded in 1999 and 1998 have primarily been attributed to the indirect automobile loans.

Management has monitored and implemented additional control procedures to protect asset quality. Management has determined that substantially all automobile repossessions have occurred in loans that were granted on terms and conditions that were outside of the policy limits established. These losses were provided for from current earnings of the Company, which reduced the earnings for 1999 and 1998. The former officer of the Bank was dismissed in 1997 and the Company has initiated a claim with its blanket bond insurance carrier asserting wrongful conduct on part of the Bank Officer in making these loans. The Board of Directors intends to continue to pursue the bond claim to recover losses realized and to recover any future chargeoffs that may occur in association with the loans granted outside the limitations established by the Board of Directors.

Management's evaluation of the allowance for loan losses encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The provision for loan losses decreased by $1.3 million for the year ended December 31, 1999 compared to the same period ended 1998 primarily due to the $1.0 million decline in net loan charge-offs in 1999 compared to 1998.

OTHER INCOME

Noninterest income, which is comprised principally of service charges on deposit accounts and brokerage income, increased $31,000 or 3.5%. Service charges on deposit accounts increased $30,000, a result of the bank restructuring service charges. In addition, brokerage income increased $52,000 or 54.8% in 1999 from 1998.

OTHER EXPENSES

Noninterest expense increased by $471,000, or 10.0%, from $4,730,000 for the year ended December 31, 1998 compared to $5,201,000 for the year ended December 31, 1999. Salaries and employee benefits increased $95,000 or 3.6% as a result of normal pay increases during the year. Occupancy and equipment expense increased $101,000 or 14.5% due primarily to the impact of the new operations center which opened in November, 1998 as well as additional costs related to the computer systems. Other expenses increased $281,000 or 19.5%. The largest single increase was from professional fees which increased $119,000 primarily due to litigation involving problem loan situations.

PROVISION FOR INCOME TAXES

Income tax expense increased $251,000 to $151,000 for the year ended December 31, 1999 compared to a benefit of $100,000 for the year ended December 31, 1998 due to the increase in pre-tax income.

LIQUIDITY AND CAPITAL RESOURCES

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

At December 31, 1999, the Company and its Bank subsidiary exceeded all of its regulatory capital requirements. The Company had total risk-based capital of $15.9 million, or 15.1% which is above the $8.4 million, or 8% required; Tier I risk-based capital of $14.5 million, or 13.7% which is above the $4.2 million or 4% required for capital adequacy purposes; and a leverage capital of $14.5 million, or 8.5% which is above the $6.8 million or 4% required for capital adequacy purposes.

Subsequent to year end, the Company entered into a formal regulatory agreement with its primary regulators, The Federal Reserve and The Ohio Division of Financial Institutions which, among other things, requires regulatory approval for any payment of dividends. In addition, subsequent to December 31, 1999, the Board of Directors voted to suspend the Dividend Reinvestment Plan. During 1999, approximately $281,000 or 63% of the $446,000 paid in cash dividends was used to purchase shares of common stock as part of the dividend reinvestment plan.

INTEREST RATE RISK MANAGEMENT

The objective of interest rate sensitivity management is to maintain an appropriate balance between the stable growth of income and the risks associated with maximizing income through interest sensitivity imbalances and the market value risk of assets and liabilities. Asset/liability management includes GAP measurement that determines, over various time periods, interest-earning assets and interest-bearing liabilities which are due to reprice at current market rates. A financial institution will have a negative interest rate sensitivity GAP for a given period of time if the amount of its interest-bearing liabilities maturing or repricing within that period is greater than the total of the interest-earning assets maturing or repricing within the same period. When interest rates increase, financial institutions with a negative interest rate sensitivity GAP will be more likely to experience increases in the cost of their liabilities faster than the corresponding yields generated by their earning assets. Following the same concept, as interest rates decrease, the cost of funds of financial institutions with a negative interest-rate sensitivity GAP usually will decrease more rapidly than the yields on the earning assets. As a general rule, the same changes in interest rate will usually have the opposite effect on financial institution structured with a positive interest-rate sensitivity GAP.

Interest rate sensitivity varies with various types of interest-earning assets and interest-bearing liabilities. The primary components of interest-sensitive assets include adjustable-rate loans and investments, loan repayments, investment maturities and money market investments. The primary components of interest-sensitive liabilities include maturing certificates of deposit, IRA certificates of deposit (individuals over 59-1/2 have the option of changing their interest rate annually) money market accounts, and short-term borrowings. Savings deposits and NOW accounts are considered core deposits and are not short-term interest sensitive.

At December 31, 1999, the company was in a negative GAP position in the one year time horizon and is therefore more likely to be negatively impacted by interest rate increases in the near term.

YEAR 2000 COMPLIANCE

Management devoted significant time and attention during 1999 to the task of ensuring the Company was "Year 2000" compliant prior to December 31, 1999. At the present time, the Company has not experienced and management does not anticipate any negative effects from "Year 2000" issues.

REGULATORY ACTION

On March 17, 2000, the Board of Directors entered into a written regulatory agreement between Security Dollar Bank and the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions. The agreement remains enforceable until terminated or suspended by the regulatory agencies and requires prior regulatory approval before any dividends can be paid by the Bank. In addition, the agreement requires specific actions be undertaken by management and the Bank's Board of Directors which are intended to improve and strengthen the Bank's operations, oversight, risk management and internal control. The agreement establishes specific time frames for the completion of various action items and requires written progress reports be furnished to the Bank's regulators on a quarterly basis detailing the actions taken to secure compliance with the agreement. Management anticipates that both Company management and the Board of Directors will devote significant time and attention during 2000 to complete the detailed requirements of the agreement. In addition, management anticipates the Company will incur costs for outside consulting engagements required under specific terms of the agreement. The costs for those services is not currently known.

IMPACT OF INFLATION

Consolidated financial data included herein has been prepared in accordance with generally accepted accounting principles (GAAP). Presently, GAAP requires the Company to measure financial position and operating results in terms of historical dollars, except for securities available for sale which are carried at fair value. Changes in the relative value of money due to inflation or recession are generally not considered.

In management's opinion, changes in interest rates affect the financial condition of the Company to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not move concurrently. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policy. A financial institution's ability to be relatively unaffected by changes in interest rates is a good indicator of its capability to perform in a volatile economic environment. In an effort to protect itself from the effects of interest rate volatility, the Company reviews its interest rate risk position frequently, monitoring its exposure and taking necessary steps to minimize any detrimental effects on the Company's profitability.

AVERAGE BALANCE SHEET AND INTEREST RATE ANALYSIS
The following table sets forth a summary of average balances of assets and liabilities as well as average yield and cost information. Average balances are derived from daily balances.

                                                   1999                                          1998
                                    ------------------------------------------------------------------------------------
                                    Average                       Yield/          Average                       Yield
                                    BALANCE        INTEREST       RATE (2)        BALANCE        INTEREST       RATE (2)
                                    --------------------------------------        --------------------------------------
ASSETS
Interest-earning assets
    Loans (1)                       $   108,133    $   9,342      8.64%           $   109,132    $     9,855    9.03%
    Taxable investment securities        35,883        2,010      5.60%                34,987          2,148    6.14%
    Tax-exempt investment
       securities                         9,133          417      6.92%                 8,060            422    7.93%
    Federal funds sold                    7,082          351      4.96%                 4,253            232    5.45%
                                    -----------    ---------      ----            -----------    -----------    -----
Total interest-earning assets           160,231       12,120      7.56%               156,432         12,657    8.23%
Noninterest-earning assets               13,529                                        11,972
                                    -----------                                   -----------
                                    $   173,760                                   $   168,404
                                    ===========                                   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
    Demand deposits                 $     8,930          218      2.44%           $     8,051            195    2.42%
    Money market accounts                14,799          616      4.16%                 5,705            203    3.56%
    Savings deposits                     26,699          783      2.93%                27,294            802    2.94%
    Time deposits                        76,425        4,038      5.28%                85,949          4,974    5.79%
    Short-term borrowings                 8,084          303      3.75%                 7,874            318    4.04%
    Long-term borrowings                  2,595          121      4.66%                     -              -        -
                                    -----------    ---------      -----      ----------------    -----------    -----
Total interest-bearing
    liabilities                         137,532        6,079      4.42%               134,873          6,492    4.81%
                                                   ---------                                     -----------
Noninterest-bearing
       liabilities                       21,729                                        18,848

Stockholders' equity                     14,499                                        14,683
                                    -----------                                   -----------
                                    $   173,760                                   $   168,404
                                    ===========                                   ===========
Net interest income                                $   6,041                                     $     6,165
                                                   =========                                     ===========
Net yield on interest-earning
    assets (3)                                                    3.77%                                         4.08%

Interest rate spread (4)                                          3.14%                                         3.42%

Ratio of average interest-earning
    assets to average interest-
       bearing liabilities                                      116.50%                                       115.99%

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

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Stockholders
Security Financial Corp.
Niles, Ohio


We have audited the accompanying consolidated balance sheet of Security Financial Corp. as of December 31, 1999 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 1998 financial statements were audited by other auditors whose report dated January 22, 1999 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Financial Corp. as of December 31, 1999, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.




                                         Crowe, Chizek and Company LLP

Cleveland, Ohio
February 10, 2000, except for Notes 14 and
18, as to which the date is March 17, 2000

                            SECURITY FINANCIAL CORP.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


                                                                                     1999                 1998
                                                                                     ----                 ----
ASSETS
Cash and due from banks                                                      $       8,110,768    $       8,056,009
Federal funds sold                                                                   8,950,000            1,781,000
Short-term interest bearing deposits                                                   298,000              896,000
                                                                             -----------------    -----------------
     Cash and cash equivalents                                                      17,358,768           10,733,009
Long-term interest bearing deposits                                                    199,000              398,000
Investment securities available for sale                                            40,543,732           44,359,814
Loans                                                                              109,117,665          110,754,928
Less allowance for loan losses                                                       1,649,815            1,802,773
                                                                             -----------------    -----------------
     Net loans                                                                     107,467,850          108,952,155
Premises and equipment, net                                                          4,899,155            4,967,839
Accrued interest and other assets                                                    2,198,788            2,662,963
                                                                             -----------------    -----------------

         Total assets                                                        $     172,667,293    $     172,073,780
                                                                             =================    =================

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
     Non-interest bearing demand                                             $      18,319,669    $      21,178,516
     Interest bearing demand                                                         9,894,059            7,980,918
     Money market                                                                   17,052,311           10,194,276
     Savings                                                                        25,085,927           26,576,390
     Time                                                                           75,014,008           82,986,786
                                                                             -----------------    -----------------
         Total deposits                                                            145,365,974          148,916,886
Short-term borrowings                                                                9,405,994            7,649,027
FHLB advances                                                                        3,000,000                    -
Accrued interest payable and other liabilities                                         554,697              763,587
                                                                             -----------------    -----------------
         Total liabilities                                                         158,326,665          157,329,500
                                                                             -----------------    -----------------

Commitments and contingencies

Common stock, without par value, 1,500,000 shares
      authorized;  361,780 and 346,978 shares issued                                 7,860,674            6,794,102
Retained earnings                                                                    7,124,702            7,695,892
Accumulated other comprehensive income                                                (644,748)             254,286
                                                                             -----------------    -----------------
         Total stockholders' equity                                                 14,340,628           14,744,280
                                                                             -----------------    -----------------

              Total liabilities and stockholders' equity                     $     172,667,293    $     172,073,780
                                                                             =================    =================


--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                            SECURITY FINANCIAL CORP.
                        CONSOLIDATED STATEMENTS OF INCOME
                 For the years ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                                       1999               1998
                                                                                       ----               ----
INTEREST INCOME
     Interest and fees on loans                                                  $     9,342,188    $     9,855,641
     Securities:
       Taxable                                                                         1,958,712          2,115,073
       Tax exempt                                                                        416,635            421,742
     Interest-bearing deposits in other banks                                             51,322             32,701
     Federal funds sold                                                                  350,856            231,838
                                                                                 ---------------    ---------------
     Total interest income                                                            12,119,713         12,656,995
                                                                                 ---------------    ---------------

INTEREST EXPENSE
     Deposits                                                                          5,654,758          6,173,623
     Short-term borrowings                                                               302,662            318,388
     FHLB advances                                                                       121,350                  -
                                                                                 ---------------    ---------------
         Total interest expense                                                        6,078,770          6,492,011
                                                                                 ---------------    ---------------

Net interest income                                                                    6,040,943          6,164,984

Provision for loan losses                                                                970,000          2,267,000
                                                                                 ---------------    ---------------

Net interest income after provision for loan losses                                    5,070,943          3,897,984
                                                                                 ---------------    ---------------

OTHER INCOME
     Service charges on deposit accounts                                                 626,088            595,678
     Investment securities gains, net                                                      7,468             51,167
     Gain on sales of mortgage loans, net                                                 11,683             46,428
     Brokerage income                                                                    147,732             95,438
     Other income                                                                        122,981             95,941
                                                                                 ---------------    ---------------
         Total other income                                                              915,952            884,652
                                                                                 ---------------    ---------------

OTHER EXPENSES
     Salaries and employee benefits                                                    2,684,919          2,590,383
     Occupancy and equipment                                                             796,557            695,417
     Other expenses                                                                    1,719,129          1,443,912
                                                                                 ---------------    ---------------
         Total other expense                                                           5,200,605          4,729,712
                                                                                 ---------------    ---------------

Income before income taxes                                                               786,290             52,924
Income tax expense (benefit)                                                             151,088            (99,884)
                                                                                 ---------------    ---------------

Net Income                                                                       $       635,202    $       152,808
                                                                                 ===============    ===============

Weighted average shares outstanding:
     Basic                                                                               359,212            355,009
     Diluted                                                                             359,541            355,399
Earnings Per Share:
     Basic                                                                       $          1.77    $          0.43
Diluted                                                                                     1.77               0.43

--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                           SECURITY FINANCIAL CORP.
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 For the years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------


                                                                                         ACCUMULATED
                                                                                            OTHER
                                          COMMON           CAPITAL        RETAINED      COMPREHENSIVE
                                           STOCK           SURPLUS        EARNINGS         INCOME         TOTAL
                                           -----           -------        --------         ------         -----

Balance, January 1, 1998              $     832,910   $   4,977,246    $   8,695,696  $127,031       $   14,632,883

Reclassification for change to
       no par common stock                4,977,246      (4,977,246)                                              -

Net income                                                                   152,808                        152,808
Other comprehensive income                                                             127,255              127,255
                                                                                                    ---------------
       Total comprehensive income                                                                           280,063

Cash dividends ($1.20 per share)                                            (428,265)                      (428,265)
Dividend reinvestment and stock
       purchase plan                        262,156                                                         262,156
Three percent stock dividend
       including cash paid for
       fractional shares                    721,790                         (724,347)                        (2,557)
                                      -------------   -------------    -------------   ----------   ---------------
Balance, December 31, 1998                6,794,102               -        7,695,892      254,286        14,744,280

Net income                                                                   635,202                        635,202
Other comprehensive income (loss)                                                        (899,034)         (899,034)
                                                                                                         -----------
       Total comprehensive
         income (loss)                                                                                     (263,832)

Cash dividends ($1.24 per share)                                            (446,452)                      (446,452)
Stock options exercised (424 shares)         26,784                                                          26,784
Issue of 52 common shares                     3,583                                                           3,583
Dividend reinvestment and stock
       purchase plan                        280,815                                                         280,815
Three percent stock dividend
       including cash paid for
       fractional shares                    755,390                         (759,940)                        (4,550)
                                      -------------   -------------    -------------   ----------   ---------------

Balance, December 31, 1999            $   7,860,674   $           -    $   7,124,702    $(644,748)  $    14,340,628
                                      =============   =============    =============   ==========   ===============


--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                            SECURITY FINANCIAL CORP.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the years ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                                       1999               1998
                                                                                       ----               ----
OPERATING ACTIVITIES
     Net income                                                                 $       635,202     $       152,808
     Adjustments to reconcile net income to net cash
       provided by operating activities:
         Depreciation and amortization                                                  346,534             385,186
         Net amortization of security premiums                                          259,348             472,245
         Investment securities gains, net                                                (7,468)            (51,167)
         Provision for loan losses                                                      970,000           2,267,000
         Deferred federal income taxes                                                    6,824              51,854
         Mortgage loans originated for sale                                            (315,850)         (2,402,039)
         Proceeds from sales of mortgage loans                                          181,850           2,448,467
         Gain on sales of mortgage loans, net                                           (11,683)            (46,428)
         Decrease (increase) in accrued interest receivable                             114,601             (27,329)
         Increase (decrease) in accrued interest payable                                 (6,055)            (45,849)
         Other, net                                                                     302,258              23,797
                                                                                ---------------    ----------------
         Net cash from operating activities                                           2,475,561           3,228,545
                                                                                ---------------    ----------------

INVESTMENT ACTIVITIES
     Decrease (increase) in interest-bearing
         time deposits maturing in more than 90 days                                    199,000            (398,000)
     Investment securities available for sale:
         Proceeds from sales                                                          6,487,590           4,365,457
         Proceeds from maturities and principal repayments                            9,076,280          12,165,746
         Purchases                                                                  (13,376,777)        (19,480,782)
     Net decrease (increase) in loans                                                   636,622          (1,379,969)
     Purchase of premises and equipment                                                (205,850)         (1,447,700)
     Proceeds from sale of repossessed assets                                           270,684             253,212
                                                                                ---------------    ----------------
         Net cash from investing activities                                           3,087,549          (5,922,036)
                                                                                ---------------    ----------------

FINANCING ACTIVITIES
     Net (decrease) increase in deposits                                             (3,550,912)          3,564,425
     Net increase in short-term borrowings                                            1,756,964           1,124,341
     FHLB advances                                                              3,000,000          -
     Dividends paid on common stock                                                    (451,002)           (430,822)
     Proceeds from stock options                                                         26,784                   -
     Proceeds from dividend reinvestment
         and stock purchase plan                                                        280,815             262,156
                                                                                ---------------    ----------------
              Net cash from financing activities                                      1,062,649           4,520,100
                                                                                ---------------    ----------------

         Increase in cash and cash equivalents                                        6,625,759           1,826,609

Cash and cash equivalents at beginning of year                                       10,733,009           8,906,400
                                                                                ---------------    ----------------

Cash and cash equivalents at end of year                                        $    17,358,768          10,733,009
                                                                                ===============    ================


--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION:
The consolidated financial statements include Security Financial Corp. ("Company") and its wholly-owned subsidiary, Security Dollar Bank ("Bank"). Significant intercompany transactions and balances are eliminated in consolidation.

The Company is a Delaware corporation organized as holding company of the Bank. The Bank is a state-chartered commercial bank located in Northeast Ohio. The Company and its subsidiary derive substantially all their income from banking and bank-related services which include interest earnings on commercial and consumer loan financing as well as interest on securities and a variety of deposit services to its customers through five locations. The Company and the Bank are supervised by the Federal Reserve Board, while the Bank is also subject to regulation and supervision by the Ohio Division of Financial Institutions.

USE OF ESTIMATES: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, and status of contingencies are particularly subject to change.

CASH FLOW INFORMATION: For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, and interest-bearing deposits in other banks with a maturity less than 90 days.

Cash payments for interest in 1999 and 1998 were $6,071,102 and $6,537,860, respectively. Cash received from a refund of prior income taxes paid was $100,431 in 1999. Cash payments for income taxes paid were $140,000 for 1998.

SECURITIES: The Company has classified debt and equity securities as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned. Interest income includes amortization of purchase premiums or discounts

Common stock of the Federal Home Loan Bank, Federal Reserve Bank, and Independent State Bank of Ohio are accounted for at cost and are classified with equity securities available for sale.

--------------------------------------------------------------------------------
                                   (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

LOANS: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

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

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

A loan is considered impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired. Factors considered by management in determining impairment include payment status and collateral value.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.


--------------------------------------------------------------------------------
                                   (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INTANGIBLES: Purchased intangibles, primarily goodwill and core deposit value, are recorded at cost and amortized over the estimated life. Goodwill is being amortized over 15 years and the core deposit is being amortized over 8 years. Intangible amortization of $72,000 was recorded in both 1999 and 1998.

LONG-TERM ASSETS: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

REPURCHASE AGREEMENTS: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

PROFIT SHARING PLAN: Profit sharing expense is the amount of the contribution determined by a formula which is based on the achievement of certain operating levels and performance ratios.

STOCK COMPENSATION: Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for the options, using an option pricing model to estimate fair value.

INCOME TAXES: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

FINANCIAL INSTRUMENTS: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

EARNINGS PER COMMON SHARE: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share have been restated for all stock dividends.

COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

--------------------------------------------------------------------------------
                                  (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

NEW ACCOUNTING PRONOUNCEMENTS: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies.

LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

DIVIDEND RESTRICTION: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

FAIR VALUE OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

BUSINESS SEGMENTS: While the Company's chief decision-makers monitor the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

RECLASSIFICATIONS: Some items in the prior year financial statements were reclassified to conform to the current presentation.


--------------------------------------------------------------------------------
                                  (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 2 -  SECURITIES

The amortized cost and estimated market values of securities available for sale are as follows:

                                                                                 1999
                                                  -------------------------------------------------------------------
                                                                         Gross              Gross           Estimated
                                                    Amortized         Unrealized         Unrealized           Fair
                                                      Cost               Gains             Losses             Value
                                                  -------------------------------------------------------------------

U.S. Treasury and Government
      agency securities                        $     7,145,502    $         16,952  $      (139,750) $      7,022,704
Obligations of states and
      political subdivisions                         9,117,043               4,590         (613,220)        8,508,413
Corporate obligations                                  195,109                   -           (7,296)          187,813
Mortgage-backed securities                          23,618,028              27,176         (509,988)       23,135,216
                                               ---------------    ----------------  ---------------  ----------------

      Total debt securities                         40,075,682              48,718       (1,270,254)       38,854,146

Equity securities                                    1,444,938             244,648                -         1,689,586
                                               ---------------    ----------------  ---------------  ----------------

      Total                                    $    41,520,620    $        293,366  $    (1,270,254) $     40,543,732
                                               ===============    ================  ===============  ================



                                                                                 1998
                                                  -------------------------------------------------------------------
                                                                         Gross              Gross           Estimated
                                                    Amortized         Unrealized         Unrealized           Fair
                                                      Cost               Gains             Losses             Value
                                                  -------------------------------------------------------------------

U.S. Treasury and Government
      agency securities                        $     6,824,464    $         15,258  $        (3,187) $      6,836,535
Obligations of states and
      political subdivisions                         9,182,033             105,136          (59,101)        9,228,068
Mortgage-backed securities                          26,499,393             339,260         (164,157)       26,674,496
                                               ---------------    ----------------  ---------------  ----------------

      Total debt securities                         42,505,890             459,654         (226,445)       42,739,099

Equity securities                                    1,468,638             158,793           (6,716)        1,620,715
                                               ---------------    ----------------  ---------------  ----------------

      Total                                    $    43,974,528    $        618,447  $      (233,161) $     44,359,814
                                               ===============    ================  ===============  ================

--------------------------------------------------------------------------------
                                  (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 2 - SECURITIES  (continued)

The amortized cost and estimated market values of debt securities at December 31, 1999, by contractual maturity, are shown below. The Company's mortgage-backed securities have contractual maturities ranging from one to thirty years. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                    Estimated
                                               Amortized              Fair
                                                 Cost                 Value

Due in one year or less                   $     2,650,028    $      2,594,109
Due after one year through five years           4,552,324           4,383,045
Due after five years through ten years          7,159,690           6,629,728
Due after ten years                             2,095,612           2,112,048
Mortgage-backed securities                     23,618,028          23,135,216
                                          ---------------    ----------------

         Total                            $    40,075,682    $     38,854,146
                                          ===============    ================

The following is a summary of proceeds received, gross gains, and gross losses realized on the sale of securities:

                                                 1999                   1998
                                                 ----                   ----

Proceeds from sales                       $     6,487,590      $      4,365,457
Gross gains                                        29,280                51,167
Gross losses                                       21,812                     -


Securities with carrying values of $21,433,459 and $22,615,602 at December 31, 1999 and 1998, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and other purposes as required by law.

--------------------------------------------------------------------------------
                                  (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 3 - LOANS

Major classifications of loans are summarized as follows:

                                                                            1999                 1998
                                                                            ----                 ----
Real estate mortgages:
     Residential                                                       $    51,759,229    $     47,954,511
     Commercial                                                             32,560,547          24,791,286
Commercial, financial, and agricultural                                      6,060,456          10,255,062
Consumer loans                                                              16,619,461          25,177,883
Other                                                                        2,117,972           2,576,186
                                                                       ---------------    ----------------
                                                                       $   109,117,665    $    110,754,928
                                                                       ===============    ================

Activity in the allowance for loan losses for the year was as follows:

                                                                            1999                 1998
                                                                            ----                 ----

Balance, January 1                                                     $     1,802,773    $      1,677,651
     Add:
     Provisions charged to operations                                          970,000           2,267,000
     Recoveries                                                                204,383             112,173
     Less loans charged off                                                  1,327,341           2,254,051
                                                                       ---------------    ----------------
Balance, December 31                                                   $     1,649,815    $      1,802,773
                                                                       ===============    ================

Impaired loans were as follows.
                                                                            1999                 1998
                                                                            ----                 ----
     Year-end loans with no allocated allowance
       for loan losses                                                 $       115,773    $        422,387
     Year-end loans with allocated allowance
       for loan losses                                                         234,124             524,124
                                                                       ---------------    ----------------
           Total                                                       $       349,897    $        946,511
                                                                       ===============    ================

     Amount of the allowance for loan losses allocated                 $        80,000    $        238,000

Average of impaired loans during the year                              $       724,018    $      1,113,000

     Interest income recognized during impairment                      $         5,929    $         10,894
     Cash-basis interest income recognized                                       5,929              10,894

--------------------------------------------------------------------------------
                                  (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 3 - LOANS (continued)

Nonperforming loans were as follows.

                                                                                    1999               1998
                                                                                    ----               ----

     Loans past due over 90 days still on accrual                            $       184,000    $      412,000
     Nonaccrual loans                                                              1,041,569           933,675

Nonperforming loans includes substantially all impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.


NOTE 4 - PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

                                                                                    1999               1998
                                                                                    ----               ----
Land                                                                         $       576,173    $      576,173
Buildings                                                                          4,845,116         4,883,483
Furniture, fixtures, and equipment                                                 3,565,448         3,321,227
                                                                             ---------------    --------------
                                                                                   8,986,737         8,780,883
Less:  Accumulated depreciation                                                    4,087,582         3,813,044
                                                                             ---------------    --------------
     Total                                                                   $     4,899,155    $    4,967,839
                                                                             ===============    ==============

Depreciation charged to operations was $274,534 in 1999 and $313,186 in 1998.


NOTE 5 - DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $12,114,475 and $13,487,912 at December 31, 1999 and 1998, respectively.

Scheduled maturities of time deposits for the next five years were as follows.

              2000                                 $    53,134,221
              2001                                      15,870,453
              2002                                       3,734,306
              2003                                       1,264,834
              2004                                         651,784
              Thereafter                                   358,410
                                                   ---------------
                                                   $    75,014,008
                                                   ===============
--------------------------------------------------------------------------------
                                   (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 6 - SHORT TERM BORROWINGS

Short-term borrowings consist of securities sold under agreements to repurchase and federal funds purchased. The outstanding balances and related information for short-term borrowings are summarized as follows:

                                                                           1999                  1998
                                                                           ----                  ----

Short-term borrowings:
     Ending balance                                                  $       9,405,994    $      7,649,027
     Maximum month-end balance during the year                               9,653,054          10,509,123
     Average balance during the year                                         8,084,000           7,874,000
     Average year end interest rate                                              3.49%               3.47%
     Average interest rate during the year                                       3.75%               4.05%


Average amounts outstanding during the year represent daily averages. Average interest rates represent interest expense divided by the related average balances. The Company has pledged investment securities with carrying values of $16,820,000 and $16,825,000 as of December 31, 1999 and 1998, respectively, as collateral for the repurchase agreements.

At December 31, 1999 and 1998, the Company maintained unsecured lines of credit with various financial institutions which totaled $15,000,000, respectively. All lines were unused at December 31, 1999 and 1998, and are available to support general corporate purposes. There are no fees to maintain these lines and no interest was paid.


NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

At December 31, 1999, advances from the Federal Home Loan Bank were as follows.


     Maturities January 2009 through March 2009, at rates
     from 4.5% to 4.86%, averaging 4.65%.                        $   3,000,000
                                                                 =============

Currently, only interest payments are due on the FHLB advances. The advances are convertible fixed rate advances and convert within 2 years from date of issue at which point the Bank has the option to pay off the balances without penalty or convert the advances. The advances were collateralized by $4,500,000 of first mortgage loans under a blanket lien arrangement at year-end 1999. At December 31, 1999, the Bank had a borrowing capacity of approximately $18.9 million with the FHLB. There were no such borrowings at December 31, 1998.

--------------------------------------------------------------------------------
                                  (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 8  - PROFIT SHARING

The Company maintains a trusteed, Section 401(k) profit sharing plan with contributions matching those by eligible employees to a maximum of 140 percent of employee contributions annually, to a maximum of 5 percent of annual salary. The Company may also provide for a discretionary profit sharing contribution. All employees at least 20 1/2 years of age who have completed one year of service are eligible to participate in the plan. The Company's contribution to this plan was $105,824 in 1999 and $96,990 in 1998.


NOTE 9 - OTHER EXPENSE

The following is an analysis of other expense:

                                                                                1999                  1998
                                                                                ----                  ----

Stationery, printing, and supplies                                     $       148,933    $        158,648
Professional fees                                                              410,450             290,953
Data processing                                                                126,031             125,958
Franchise tax                                                                  200,245             197,526
Postage and courier                                                            161,072             151,098
Other                                                                          672,398             519,729
                                                                       ---------------    ----------------

     Total                                                             $     1,719,129    $      1,443,912
                                                                       ===============    ================



NOTE 10 -  INCOME TAXES

The federal income tax expense (benefit) consist of:

                                                                                1999                  1998
                                                                                ----                  ----

Current                                                                $       144,264    $       (151,738)
Deferred                                                                         6,824              51,854
                                                                       ---------------    ----------------

     Tax expense (benefit)                                             $       151,088    $        (99,884)
                                                                       ===============    ================

--------------------------------------------------------------------------------
                                  (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998



NOTE 10 -  INCOME TAXES (continued)

The components of the net deferred tax assets and liabilities are as follows:

                                                    1999                  1998
                                                    ----                  ----

Deferred tax assets:
     Allowance for loan loses                 $    205,116        $    301,745
     Intangible amortization                        28,171              21,566
     Deferred compensation                           8,417              11,895
     Net unrealized loss on securities             332,142                   -
     Other                                          28,261                   -
                                              ------------        ------------
         Total                                     602,107             335,206
                                              ------------        ------------

Deferred tax liabilities:
     Premises and equipment                         56,421              53,021
     Investment securities discount accretion       37,239              55,796
     Loan origination fees, net                    245,754             310,638
     Net unrealized gain on securities                   -             130,997
     FHLB stock dividends                           86,771              65,147
                                              ------------        ------------
         Total                                     426,185             615,599
                                              ------------        ------------

Net deferred tax asset (liability)            $    175,922        $   (280,393)
                                              ============        ============


The following is a reconciliation between income tax expense and the amounts of income taxes which would have been provided at statutory rates:

                                                               1999                                1998
                                                ----------------------------------------------------------------------
                                                                         % of                                 % of
                                                                        Pre-tax                              Pre-tax
                                                     Amount             Income             Amount            Income
                                                ----------------------------------------------------------------------


Provision at statutory rate                    $       267,339           34.0%      $        17,995              34.0%
Effect of tax-exempt income                           (147,859)         (18.8)             (152,058)           (287.3)
Nondeductible interest expense                          22,946            2.9                18,484              34.9
Other, net                                               8,662            1.1                15,695              29.7
                                               ---------------            ---       ---------------              ----

Tax expense (benefit) and
      effective rates                          $       151,088           19.2%      $       (99,884)           (188.7)%
                                               ===============           ====       ===============            =======

--------------------------------------------------------------------------------
                                  (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 11- DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Company maintains a dividend reinvestment plan. Participation is available to all common stockholders who are residents of the state of Ohio. The plan provides each participant with a simple and convenient method of purchasing additional common shares without payment of any brokerage commission or other service fees. A participant in the plan may elect to reinvest dividends on all or part of their shares to acquire additional common stock. In addition, the plan provides for the optional purchase of shares of the Company's common stock up to a maximum of $4,000 per year. A participant may withdraw from the plan at any time. Stockholders purchased 3,982 shares in 1999 and 3,854 shares in 1998 through the plan. Subsequent to December 31, 1999, the Board of Directors authorized the suspension of the dividend reinvestment plan.


NOTE  12-  STOCK OPTIONS

Options to buy stock may be granted to directors, officers and employees under the Employee Stock Option Plan, which provides for the issuance of up to 21,218 options. The exercise price shall be, at a minimum, the market price on the date of grant. The maximum option term is ten years, and qualified options vest over five years and nonqualified options vest over three years.

A summary of the activity in the plan is as follows.

                                                    1999                               1998
                                                  -------                            -------
                                                             Weighted                            Weighted
                                                              Average                             Average
                                                             Exercise                            Exercise
                                              Shares          Price               Shares          Price
                                              ------        ---------             ------        ---------
     Outstanding at beginning
       of year                                   8,487     $   62.27                       -
     Granted                                         -                                 8,487    $  62.27
     Exercised                                    (424)        63.12                       -
     Forfeited                                    (848)        64.82                       -
                                        --------------     ---------         ---------------    --------
     Outstanding at end of year                  7,215     $   61.84                   8,487    $  62.27
                                        ==============     =========         ===============    ========

     Options exercisable at
       year-end                                  1,272
     Weighted-average fair
       value of options granted
       during year                                   -                                          $  7.42


--------------------------------------------------------------------------------
                                  (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE  12-  STOCK OPTIONS (continued)

Options outstanding at year-end 1999 were as follows.

                                                  OUTSTANDING                           EXERCISABLE
                                                  -----------                           -----------
                                                         Weighted Average                          Weighted
                                                             Remaining                              Average
                                                            Contractual                            Exercise
                                            Number             Life              Number              Price
                                            ------             ----              ------              -----

Nonqualified                                  6,154                 8.0            1,060        $  61.42
Qualified                                     1,061                 8.5              212            64.82
                                        -----------         -----------      -----------        ---------

Outstanding at year end                       7,215                 8.1            1,272        $  61.84
                                        ===========         ===========      ===========        ========

Had compensation cost for stock options been measured using FASB Statement No. 123, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

                                                                                    1999               1998
                                                                                    ----               ----

Net income as reported                                                       $       635,202    $      152,808
Pro forma net income                                                                 623,403           141,009

Basic earnings per share as reported                                         $          1.77    $         0.43
Pro forma basic earnings per share                                                      1.74              0.40

Diluted earnings per share as reported                                                  1.77              0.43
Pro forma diluted earnings per share                                                    1.74              0.40

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

                                                                                QUALIFIED              NON-QUALIFIED
                                                                                ---------              -------------

     Risk-free interest rate                                                         5.51%                   5.70%
     Expected option life                                                            6 years                 3 years
     Expected stock price volatility                                                 4.51%                   4.51%
     Dividend yield                                                                  2.00%                   2.00%


--------------------------------------------------------------------------------
                                  (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------



NOTE 13 -  COMMITMENTS AND CONTINGENCIES

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

                                              1999                  1998
                                              ----                  ----

Commitments to extend credit              $    10,843,000    $     17,098,019
Standby letters of credit and
     financial guarantees                         827,000             837,102
                                          ---------------    ----------------

     Total                                $    11,670,000    $     17,935,121
                                          ===============    ================

The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Company uses the same credit policies in making commitments and conditional obligations as it does for instruments on the balance sheet. Generally, collateral is not required to support these financial instruments. The terms are typically for a one-year period with an annual renewal option subject to prior approval by management.

The district Federal Reserve Bank requires the Bank to maintain certain average reserve balances. As of December 31, 1999 and 1998, the Bank had required reserves of $813,000 and $716,000 respectively, comprised of vault cash and a depository amount held with the Federal Reserve Bank. These assets do not earn interest.

The Company and Bank are involved in various legal actions from normal business activities. Management believes the liability, if any, arising from such litigation will not have a material adverse effect on the Company's financial position.

--------------------------------------------------------------------------------
                                  (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 14 - REGULATORY CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by the regulators that if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the entities' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by the regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 capital to average assets (as defined). Management believes as of December 31, 1999 that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1999 and 1998, the Company and Bank were considered well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events that management believes have changed the Company's or the Bank's category.

--------------------------------------------------------------------------------
                                  (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 14 - REGULATORY CAPITAL REQUIREMENTS (continued)

The following table reflects the capital ratios and minimum requirements as of December 31, 1999 and 1998.

                                                                                         TO BE "WELL CAPITALIZED"
                                                                  FOR CAPITAL             UNDER PROMPT CORRECTIVE
                                        ACTUAL                ADEQUACY PURPOSES:            ACTION PROVISIONS:
                                   AMOUNT       RATIO          AMOUNT      RATIO             AMOUNT      RATIO
                                   ------------------          -----------------             -----------------

As of December 31,
  1999 (in thousands)

Total Capital (to Risk
  Weighted Assets)
    Consolidated                 $    15,908       15.10%     $     8,429        8.0%     $    10,536       10.0%
    Bank                         $    15,060       14.34%     $     8,400        8.0%     $    10,500       10.0%
Tier I Capital (to Risk
  Weighted Assets)
    Consolidated                 $    14,477       13.74%     $     4,214        4.0%     $     6,322        6.0%
    Bank                         $    13,743       13.09%     $     4,200        4.0%     $     6,300        6.0%
Tier I Capital
  (to Average Assets)
    Consolidated                 $    14,477        8.47%     $     6,838        4.0%     $     8,547        5.0%
    Bank                         $    13,743        7.91%     $     6,953        4.0%     $     8,691        5.0%

As of December 31, 1998 (in thousands):

Total Capital (to Risk
  Weighted Assets)
    Consolidated                 $    15,253       14.25%     $     8,566        8.0%     $    10,708       10.0%
    Bank                         $    14,476       13.60%     $     8,517        8.0%     $    10,646       10.0%
Tier I Capital (to Risk
  Weighted Assets)
    Consolidated                 $    13,909       12.99%     $     4,282        4.0%     $     6,423        6.0%
    Bank                         $    13,139       12.34%     $     4,258        4.0%     $     6,388        6.0%
Tier I Capital
  (to Average Assets)
    Consolidated                 $    13,909        8.12%     $     6,856        4.0%     $     8,570        5.0%
    Bank                         $    13,139        7.69%     $     6,833        4.0%     $     8,541        5.0%

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 14  - REGULATORY CAPITAL REQUIREMENTS (continued)

Federal law prevents Security Financial Corp. from borrowing from the Bank unless the loans are secured by specific collateral. Further, such secured loans are limited in amount to ten percent of the Bank's capital.

The Bank is subject to legal limitations on the amount of dividends it can pay as a state-chartered member of the Federal Reserve Bank System. In accordance with the regulatory agreement described in Note 18, the Bank may not declare or pay and dividends without prior written approval by the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions.


NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

                                                                1999                               1998
                                               ----------------------------------------------------------------------
                                                    Carrying             Fair             Carrying            Fair
                                                      Value              Value              Value             Value
                                                      -----              -----              -----             -----

Financial assets:
Cash and cash equivalents                      $    17,358,768    $    17,359,000   $    10,733,009  $     10,733,000
Long-term interest bearing deposits                    199,000            199,000           398,000           398,000
Securities available for sale                       40,543,732         40,544,000        44,359,814        44,360,000
Net loans                                          107,467,850        107,271,000       108,952,155       109,797,000
Accrued interest receivable                            954,720            955,000         1,069,321         1,069,000


Financial liabilities:
Deposits                                          (145,365,974)      (145,295,000)     (148,916,886)     (149,031,000)
Short-term borrowings                               (9,405,994)        (9,406,000)       (7,649,027)       (7,649,000)
FHLB advances                                       (3,000,000)        (2,991,000)                -                 -
Accrued interest payable                              (286,795)          (287,000)         (292,850)         (293,000)

--------------------------------------------------------------------------------
                                  (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS: For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

LONG-TERM INTEREST BEARING DEPOSITS: The carrying amount is a reasonable estimate of fair value.

SECURITIES: For securities, fair values are based on quoted market prices or dealer quotes. The estimated fair value of Federal Home Loan Bank and Federal Reserve Bank stock is considered to approximate cost since it may be redeemed at par under certain circumstances.

LOANS: The fair value of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

DEPOSIT LIABILITIES: The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting future cash flows using the rates currently offered for deposits of similar remaining maturities.

SHORT TERM BORROWINGS: The fair value of short term borrowings is the amount payable at the reporting date.

FEDERAL HOME LOAN BANK ADVANCES: The fair value of Federal Home Loan Bank advances is estimated by discounting future cash flows using the rates currently offered for similar borrowings of similar remaining maturities.

ACCRUED INTEREST RECEIVABLE AND ACCRUED INTEREST PAYABLE: For these assets and liabilities, the carrying amount is a reasonable estimate of fair value.

OFF BALANCE SHEET COMMITMENTS: The fair value of off balance sheet commitments to extend credit is not material.

While these estimates of fair value are based on management's judgment of the most appropriate factors as of the balance sheet date, there is no assurance that the estimated fair values would have been realized if the assets were disposed of or the liabilities settled at that date, since market values may differ depending on various circumstances. The estimated fair values would also not apply to subsequent dates. In addition, other assets and liabilities that are not financial instruments, such as premises and equipment, are not included in the above disclosures. Also, non-financial instruments typically not recognized on the balance sheet may have value but are not included in the above disclosures. These include, among other items, the estimated earning power of core deposits, the trained workforce, customer goodwill, and similar items.


--------------------------------------------------------------------------------
                                  (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 16 -  PARENT COMPANY

Following are condensed parent-only financial statements for Security Financial Corp.

                            Condensed Balance Sheets
                           December 31, 1999 and 1998

                                                                                1999                  1998
                                                                                ----                  ----

Assets
     Cash on deposit in subsidiary bank                                $       407,150    $        347,711
     Interest-bearing deposit in other banks                                   100,000             100,000
     Investment in subsidiary bank                                          13,445,586          13,874,166
     Securities available for sale                                             465,936             463,365
     Other assets                                                                    -              10,744
                                                                       ---------------    ----------------
       Total assets                                                    $    14,418,672    $     14,795,986
                                                                       ===============    ================

Liabilities                                                            $        78,044    $         51,706
Stockholders' Equity                                                        14,340,628          14,744,280
                                                                       ---------------    ----------------
     Total liabilities and stockholders' equity                        $    14,418,672    $     14,795,986
                                                                       ===============    ================

                         Condensed Statements of Income
                 For the years ended December 31, 1999 and 1998

Income
     Dividends from subsidiary bank                                    $       125,000    $        125,000
     Dividend income                                                            18,755              13,754
                                                                       ---------------    ----------------
     Total income                                                              143,755             138,754

Expense
     Operating expense                                                          63,579              62,205
                                                                       ---------------    ----------------

Income before equity in undistributed
     earnings of subsidiary                                                     80,176              76,549
Income tax expense (benefit)                                                   (23,476)
Equity in undistributed
     earnings of subsidiary                                                    531,550              76,259
                                                                       ---------------    ----------------
Net income                                                             $       635,202    $        152,808
                                                                       ===============    ================

--------------------------------------------------------------------------------
                                  (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 16 -  PARENT COMPANY  (continued)

                       Condensed Statements of Cash Flows
                 For the years ended December 31, 1999 and 1998

                                                                                  1999                1998
                                                                                  ----                 ----
Operating activities
     Net income                                                        $       635,202    $        152,808
     Adjustments to reconcile net
       income to net cash provided by
       operating activities:
         Equity in undistributed
           earnings of subsidiary                                             (531,550)            (76,259)
     Change in other assets and liabilities                                      9,189                   -
                                                                       ---------------    ----------------
     Net cash from operating activities                                        112,841              76,549

Investing activities
     Return of capital on equity
       investment                                                               90,001                   -
     Purchase of investment securities
       available for sale                                                            -            (177,259)
                                                                       ---------------    ----------------
     Net cash from investing activities                                         90,001            (177,259)

Financing activities
     Proceeds from dividend
       reinvestment and stock
       purchase plan                                                           280,815             262,156
     Proceeds from stock options                                                26,784                   -
     Dividends paid on common stock                                           (451,002)           (430,822)
                                                                       ---------------    ----------------
     Net cash from financing activities                                       (143,403)           (168,666)

     Increase (decrease) in cash                                                59,439            (269,376)

Cash at beginning of year                                                      347,711             617,087
                                                                       ---------------    ----------------

Cash at end of year                                                    $       407,150    $        347,711
                                                                       ===============    ================


--------------------------------------------------------------------------------
                                  (Continued)

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 17 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows.

                                                               1999               1998
                                                               ----               ----

Unrealized holding gains (losses) on
  available-for-sale securities                            $   (1,354,705)   $       243,978
Less reclassification adjustments for gains
  recognized in income                                              7,468             51,167
                                                           --------------    ---------------
Net unrealized gains and losses                                (1,362,173)           192,811
Tax effect                                                        463,139             65,556
                                                           --------------    ---------------

Other comprehensive income (loss)                          $     (899,034)   $       127,255
                                                           ==============    ===============


NOTE 18 - SUBSEQUENT EVENT - REGULATORY AGREEMENT

On March 17, 2000, the Board of Directors approved and entered into a written regulatory agreement between Security Dollar Bank and the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions. The agreement was executed in accordance with current banking regulations and will remain enforceable until terminated or suspended by the Bank's regulators. The agreement restricts the payment of dividends by the Bank without the prior approval of its primary regulators. In addition, the agreement requires specific actions by the Bank's management and the Board of Directors which are intended to improve and strengthen the Bank's operations, oversight, risk management and internal control.

--------------------------------------------------------------------------------

                            SECURITY FINANCIAL CORP.
                                   Niles, Ohio

                                  ANNUAL REPORT
                           December 31, 1999 and 1998